UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2012

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2012

ITEM 1 – FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$

REVENUES	463,537	468,106	1,441,012	1,441,052

OPERATING EXPENSES
Voyage expenses	29,674	39,595	107,487	136,610
Vessel operating expenses (note 15)	182,581	172,372	522,138	508,666
Time-charter hire expense	27,386	47,433	102,856	163,877
Depreciation and amortization	112,756	107,746	342,438	318,018
General and administrative (note 9 and 15)	49,630	48,801	153,780	170,292
Loss on sale of vessels and write-downs of vessels (note 7)	9,193	91,809	12,265	101,214
Goodwill impairment (note 7c)	—	36,652	—	36,652
Restructuring charges (note 12)	3,919	69	5,444	5,490

Total operating expenses	415,139	544,477	1,246,408	1,440,819

Income (loss) from vessel operations	48,398	(76,371)	194,604	233

OTHER ITEMS
Interest expense	(41,652)	(33,649)	(126,659)	(99,959)
Interest income	674	2,394	4,365	7,316
Realized and unrealized loss on non-designated derivative instruments (note 15)	(35,149)	(219,570)	(124,932)	(298,453)
Equity income (loss) (note 10b)	30,179	(40,624)	53,114	(40,282)
Foreign exchange (loss) gain (note 8 and 15)	(8,504)	26,230	(6,493)	(1,267)
Other (loss) income (note 13)	(376)	766	2,056	1,820

Net loss before income taxes	(6,430)	(340,824)	(3,945)	(430,592)
Income tax (expense) recovery (note 16)	(4,039)	(1,487)	1,378	(4,321)

Net loss	(10,469)	(342,311)	(2,567)	(434,913)
Less: Net (income) loss attributable to non-controlling interests	(9,792)	51,149	(63,902)	17,645

Net loss attributable to stockholders of Teekay Corporation	(20,261)	(291,162)	(66,469)	(417,268)

Per common share of Teekay Corporation (note 17)
• Basic loss attributable to stockholders of Teekay Corporation	(0.29)	(4.20)	(0.96)	(5.90)
• Diluted loss attributable to stockholders of Teekay Corporation	(0.29)	(4.20)	(0.96)	(5.90)
• Cash dividends declared	0.3163	0.3163	0.9488	0.9488
Weighted average number of common shares outstanding (note 17)
• Basic	69,372,220	69,375,036	69,153,966	70,743,085
• Diluted	69,372,220	69,375,036	69,153,966	70,743,085

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Net loss	(10,469)	(342,311)	(2,567)	(434,913)

Other comprehensive income (loss):
Unrealized loss on marketable securities	(248)	(3,880)	(1,043)	(4,958)
Realized loss on marketable securities	—	—	420	—
Pension adjustments, net of taxes	—	—	(2,361)	192
Unrealized gain (loss) on qualifying cash flow hedging instruments (note 15)	1,157	(6,610)	2,377	1,484
Realized gain on qualifying cash flow hedging instruments (note 15)	(397)	(2,008)	(1,774)	(5,137)
Foreign exchange loss on currency translation	160	—	(640)	—

Other comprehensive income (loss)	672	(12,498)	(3,021)	(8,419)

Comprehensive loss	(9,797)	(354,809)	(5,588)	(443,332)
Less: Comprehensive (income) loss attributable to non-controlling interests	(9,815)	53,021	(63,972)	18,210

Comprehensive loss attributable to stockholders of Teekay Corporation	(19,612)	(301,788)	(69,560)	(425,122)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)

	As at September 30, 2012 $	As at December 31, 2011 $
ASSETS
Current
Cash and cash equivalents (note 8)	586,901	692,127
Restricted cash	35,051	4,370
Accounts receivable, including non-trade of $65,055 (2011 - $38,120) and related party balance of $nil (2011 - $3,487)	404,288	359,758
Vessels held for sale	8,000	19,000
Net investment in direct financing leases (note 5)	14,698	23,171
Prepaid expenses	75,746	82,927
Current portion of loans to equity accounted investees	118,000	50,000
Current portion of investment in term loans	117,581	—
Current portion of derivative assets (note 15)	21,638	24,712
Other current assets	25,301	2,672

Total current assets	1,407,204	1,258,737

Restricted cash - non-current	496,309	495,784

Vessels and equipment (note 7 and 8)
At cost, less accumulated depreciation of $2,178,761 (2011 - $2,375,604)	6,490,913	6,678,899
Vessels under capital leases, at cost, less accumulated amortization of $186,488 (2011 - $163,939)	661,135	681,554
Advances on newbuilding contracts (note 10a)	590,114	507,908

Total vessels and equipment	7,742,162	7,868,361

Net investment in direct financing leases - non-current (note 5)	427,423	436,737
Marketable securities	5,676	7,782
Loans to joint ventures and joint venture partners, bearing interest between 4.4% to 8.0%	65,404	35,248
Derivative assets (note 15)	155,847	140,557
Deferred income tax asset (note 16)	20,803	22,316
Equity accounted investments (note 4 and 10b)	453,143	252,637
Investment in term loans	70,000	186,844
Other non-current assets	108,258	119,093
Intangible assets - net	124,870	136,742
Goodwill	166,539	166,539

Total assets	11,243,638	11,127,377

LIABILITIES AND EQUITY
Current
Accounts payable	190,343	93,065
Accrued liabilities including related party balance of $6,371 (2011 - $nil)	319,455	394,586
Current portion of derivative liabilities (note 15)	119,837	117,337
Current portion of long-term debt (note 8)	658,570	401,376
Current obligation under capital leases	168,060	47,203
Current portion of in-process revenue contracts	64,073	73,344

Total current liabilities	1,520,338	1,126,911

Long-term debt, including amounts due to joint venture partners of $13,282 (2011 - $13,282) (note 8)	4,565,077	5,042,997
Long-term obligation under capital leases	471,912	599,844
Derivative liabilities (note 15)	612,699	569,542
Asset retirement obligation	23,298	21,150
In-process revenue contracts	190,542	235,296
Other long-term liabilities	195,905	199,836

Total liabilities	7,579,771	7,795,576

Commitments and contingencies (note 5, 10, and 15)

Redeemable non-controlling interest (note 10e)	36,241	38,307

Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 69,541,606 shares outstanding (2011 - 68,732,341); 74,701,753 shares issued (2011 - 74,391,691) (note 9)	677,255	660,917
Retained earnings	753,560	792,682
Non-controlling interest	2,223,805	1,863,798
Accumulated other comprehensive loss (note 14)	(26,994)	(23,903)

Total equity	3,627,626	3,293,494

Total liabilities and equity	11,243,638	11,127,377

Consolidation of variable interest entities (note 4(a))

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2012	2011
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(2,567)	(434,913)
Non-cash items:
Depreciation and amortization	342,438	318,018
Amortization of in-process revenue contracts	(54,025)	(32,601)
Loss (gain) on sale of vessels and equipment and other assets	2,365	(5,192)
Write-down for impairment of goodwill	—	36,652
Loss on sale of marketable securities	420	—
Write-down of investment in joint ventures	—	19,411
Write-down of vessels and equipment	9,900	106,406
Equity (income) loss, net of dividends received	(46,436)	24,311
Income tax (recovery) expense	(1,378)	4,321
Employee stock option compensation	6,730	14,968
Unrealized foreign exchange loss	3,162	1,283
Unrealized loss on derivative instruments	50,421	81,437
Other	9,846	47
Change in operating assets and liabilities	(42,084)	(48,422)
Expenditures for dry docking	(16,247)	(37,370)

Net operating cash flow	262,545	48,356

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,030,710	1,225,710
Scheduled repayments of long-term debt (note 8)	(205,287)	(180,840)
Prepayments of long-term debt	(1,055,135)	(430,860)
Repayments of capital lease obligations	(7,590)	(3,725)
Advances to joint venture partners	(3,804)	—
Repayment of loans from joint venture partner	—	(59)
Increase in restricted cash	(31,421)	(5,306)
Net proceeds from issuance of Teekay LNG Partners L.P. units (note 6)	178,431	107,234
Net proceeds from issuance of Teekay Offshore Partners L.P. units (note 6)	252,051	19,877
Net proceeds from issuance of Teekay Tankers Ltd. shares (note 6)	65,854	158,326
Equity contribution by joint venture partner	70,750	—
Issuance of Common Stock upon exercise of stock options	9,604	5,492
Repurchase of Common Stock (note 9)	—	(118,036)
Repurchase of Teekay Tankers Ltd. shares	(1,747)	—
Distribution paid from subsidiaries to non-controlling interests	(182,647)	(152,985)
Cash dividends paid	(61,312)	(70,124)

Net financing cash flow	58,457	554,704

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(413,970)	(561,378)
Proceeds from sale of vessels and equipment and other	226,201	33,355
Investment in term loan	—	(70,404)
Proceeds from sale of marketable securities	1,063	—
Investment in joint ventures	(163,482)	(25,281)
Advances to joint ventures and joint venture partners	(94,097)	(4,092)
Direct financing lease payments received	17,788	20,642
Other investing activities	269	(247)

Net investing cash flow	(426,228)	(607,405)

Decrease in cash and cash equivalents	(105,226)	(4,345)
Cash and cash equivalents, beginning of the period	692,127	779,748

Cash and cash equivalents, end of the period	586,901	775,403

Supplemental cash flow information (note 18)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Non- controlling Interest $	Total $	Redeemable Non- controlling Interest $

Balance as at December 31, 2011	68,732	660,917	792,682	(23,903)	1,863,798	3,293,494	38,307

Net (loss) income			(66,469)		63,902	(2,567)
Reclassification of redeemable non-controlling interest in net income					(106)	(106)	106
Other comprehensive (loss) income				(3,091)	70	(3,021)
Dividends declared			(61,312)		(180,475)	(241,787)	(2,172)
Reinvested dividends	1	4				4
Exercise of stock options and other (note 9)	809	9,604				9,604
Employee stock compensation (note 6)		6,730				6,730
Dilution loss on public offering of Teekay Tankers (note 6)			(14,764)			(14,764)
Gain on share issuance of Teekay Tankers (note 6)			10,080			10,080
Dilution gains on public offerings of Teekay LNG and Teekay Offshore (note 6)			93,343			93,343
Addition of non-controlling interest from share and unit issuances of subsidiaries and other					476,616	476,616

Balance as at September 30, 2012	69,542	677,255	753,560	(26,994)	2,223,805	3,627,626	36,241

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2011, included in the Company’s Annual Report on Form 20-F. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and nine months ended September 30, 2012, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period relating to the reclassification of prepaid expenses of $10.1 million less accounts payable of $4.0 million as at December 31, 2011 into accounts receivable in the consolidated balance sheets.

2.	Adoption of New Accounting Policies

In January 2012, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 820, Fair Value Measurement, which clarifies or changes the application of existing fair value measurements, including: that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements other than the disclosures as presented in Note 11 – Financial Instruments.

3.	Segment Reporting

The following tables include results for the Company’s four segments for the three and nine months ended September 30, 2012 and 2011:

Three Months ended September 30, 2012	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues	145,628	136,008	71,462	110,439	463,537
Voyage expenses	20,653	—	100	8,921	29,674
Vessel operating expenses	40,853	83,460	11,476	46,792	182,581
Time-charter hire expense	14,909	—	—	12,477	27,386
Depreciation and amortization	31,335	33,803	17,158	30,460	112,756
General and administrative (1)	13,691	17,192	4,467	14,280	49,630
Loss on sale of vessels and write-downs of vessels	9,187	—	—	6	9,193
Restructuring charges	—	—	—	3,919	3,919

Income (loss) from vessel operations	15,000	1,553	38,261	(6,416)	48,398

Segment assets as at September 30, 2012	1,835,939	2,664,378	3,334,334	2,250,760	10,085,411

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Three Months ended September 30, 2011	Shuttle Tanker and FSO Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues	156,058	104,892	69,642	137,514	468,106
Voyage expenses	26,771	—	36	12,788	39,595
Vessel operating expenses	49,540	61,479	11,803	49,550	172,372
Time-charter hire expense	18,694	—	—	28,739	47,433
Depreciation and amortization	33,147	23,845	15,594	35,160	107,746
General and administrative (1)	13,657	10,320	4,688	20,136	48,801
Loss (gain) on sale of vessels and write-downs of vessels	8,319	(5,600)	—	89,090	91,809
Goodwill impairment	—	—	—	36,652	36,652
Restructuring charges	—	—	—	69	69

Income (loss) from vessel operations	5,930	14,848	37,521	(134,670)	(76,371)

Segment assets as at September 30, 2011	1,825,823	1,360,615	3,001,577	2,742,713	8,930,728

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Nine Months ended September 30, 2012	Segment	Segment	Segment	Segment	Total

Revenues	454,097	400,874	213,201	372,840	1,441,012
Voyage expenses	79,920	232	249	27,086	107,487
Vessel operating expenses	125,661	231,823	33,108	131,546	522,138
Time-charter hire expense	41,495	—	—	61,361	102,856
Depreciation and amortization	95,164	101,366	51,841	94,067	342,438
General and administrative (1)	42,701	50,191	16,134	44,754	153,780
Loss on sale of vessels and write-downs of vessels	10,235	—	—	2,030	12,265
Restructuring charges	—	—	—	5,444	5,444

Income from vessel operations	58,921	17,262	111,869	6,552	194,604

	Shuttle		Liquefied	Conventional
	Tanker and FSO	FPSO	Gas	Tanker
Nine Months ended September 30, 2011	Segment	Segment	Segment	Segment	Total

Revenues	455,917	312,167	202,277	470,690	1,441,052
Voyage expenses	72,451	—	3,863	60,295	136,610
Vessel operating expenses	150,932	178,490	36,025	143,220	508,666
Time-charter hire expense (1)	57,072	—	—	106,804	163,877
Depreciation and amortization	95,891	70,791	46,646	104,690	318,018
General and administrative	44,945	38,537	15,426	71,384	170,292
Loss (gain) on sale of vessels and write-downs of vessels	8,490	(5,600)	—	98,324	101,214
Goodwill impairment	—	—	—	36,652	36,652
Restructuring charges	5,351	—	—	139	5,490

Income (loss) from vessel operations	20,785	29,949	100,317	(150,818)	233

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	September 30, 2012 $	December 31, 2011 $
Total assets of all segments	10,085,411	9,905,629
Cash	586,901	692,127
Accounts receivable and other assets	571,326	529,621

Consolidated total assets	11,243,638	11,127,377

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

4.	Acquisitions

a)	FPSO Units and Investment in Sevan Marine ASA

On November 30, 2011, the Company acquired from Sevan Marine ASA (or Sevan) the floating, production, storage and offloading (or FPSO) unit Sevan Hummingbird (or Hummingbird Spirit) and its existing customer contract for approximately $184 million (including an adjustment for working capital) and made an investment of approximately $25 million to obtain a 40% ownership interest in a recapitalized Sevan. The Company also entered into a cooperation agreement with Sevan relating to joint marketing of offshore projects, the development of future projects, and the financing of such projects. Concurrently, the Company’s subsidiary Teekay Offshore Partners L.P. (or Teekay Offshore) acquired from Sevan the FPSO unit Sevan Piranema (or Piranema Spirit) and its existing customer contract for approximately $164 million (including an adjustment for working capital). The purchase price for the acquisitions of the Hummingbird Spirit and the Piranema Spirit and the investment in Sevan were paid in cash and financed by a combination of new debt facilities, a private placement of Teekay Offshore common units and existing liquidity.

On November 30, 2011, the Company also entered into an agreement to acquire the FPSO unit Sevan Voyageur (or Voyageur Spirit) and its existing customer contract from Sevan. The Company has agreed to acquire the Voyageur Spirit once the existing upgrade project is completed and the Voyageur Spirit commences operations under its customer contract, currently expected to be in the first quarter of 2013. Under the terms of the agreement, the Company will pay Sevan $94 million to acquire the Voyageur Spirit, will assume the Voyageur Spirit’s existing $230.0 million credit facility, which had an outstanding balance of $220.5 million on November 30, 2011, and is responsible for all upgrade costs after November 30, 2011, which are estimated to be between $135 million and $145 million (see Note 10c). The Company has control over the upgrade project and has guaranteed the repayment of the existing credit facility. The Voyageur Spirit has been consolidated by the Company since November 30, 2011, as the Voyageur Spirit has been determined to be a variable interest entity (or VIE) and the Company has been determined to be the primary beneficiary. The following table summarizes the balance sheet of the Voyageur Spirit as at September 30, 2012:

ASSETS
Cash and cash equivalents	$24,575
Other current assets	355
Vessels and equipment	420,704
Deferred tax assets	1,955

Total assets	$447,789

LIABILITIES AND EQUITY
Accounts payable	$19,241
Accrued liabilities	14,789
Long-term debt (note 8)	230,394
Derivative liabilities	4,990
Other long-term liabilities	3,560

Total liabilities	$272,974
Total equity	$174,615

Total liabilities and equity	$447,589

The Company’s acquisition of the Hummingbird Spirit, Piranema Spirit, and Voyageur Spirit FPSO units and its investment in Sevan were accounted for using the purchase method of accounting, based upon estimates of fair value. The estimated fair values of certain assets and liabilities have been determined with the assistance of third-party valuation specialists. Certain of these estimates of fair value, most notably vessels and equipment, investment in Sevan and in-process revenue contracts, are preliminary and are subject to further adjustment. The purchase price allocation is expected to be finalized in December 2012. The operating results of the Hummingbird Spirit, Piranema Spirit and Voyageur Spirit FPSO units are reflected in the Company’s consolidated financial statements from November 30, 2011, the effective date of both the acquisition and the Voyageur Spirit becoming a VIE. In September 2012, Teekay entered into an agreement to sell the Voyageur Spirit to Teekay Offshore for $540 million. Conditions to the closing of this transaction include, among others, Teekay Offshore obtaining financing and that Teekay has acquired the Voyageur Spirit and related assets pursuant to the terms of the acquisition agreement with Sevan. Please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2012 – Recent Offshore Business Developments.” Pursuant to Teekay’s omnibus agreement with Teekay Offshore, Teekay LNG and others, Teekay is obligated to offer Teekay Offshore the Hummingbird Spirit FPSO unit within approximately one year following commencement of any charter contract with a firm period of greater than three years in duration.

b)	Teekay LNG – Marubeni Joint Venture

In February 2012, a joint venture between the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) and Marubeni Corporation (or Teekay LNG-Marubeni Joint Venture) acquired a 100% interest in six LNG carriers from Denmark-based A.P. Moller-Maersk A/S for approximately $1.3 billion. The Teekay LNG-Marubeni Joint Venture financed this acquisition with $1.06 billion from secured loan facilities and an aggregate of $266 million from equity contributions from Teekay LNG and Marubeni Corporation. Teekay LNG has agreed to guarantee its 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and, as a result, deposited $30 million in a restricted cash account as security for the debt within the Teekay LNG-Marubeni Joint Venture. Teekay LNG has a 52% economic interest in the Teekay LNG-Marubeni Joint Venture and, consequently, its share of the equity contribution was approximately $138.2 million. Teekay LNG also contributed an additional $5.8 million for its share of legal and financing costs. Teekay LNG financed this equity contribution by borrowing under its existing credit facilities.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

This jointly-controlled entity is accounted for using the equity method. The excess of Teekay LNG’s investment in the Teekay LNG-Marubeni Joint Venture over the book value of net assets acquired, which amounted to approximately $303 million, has been accounted for as an increase to the carrying value of the vessels and out-of-the-money charters of the Teekay LNG-Marubeni Joint Venture, in accordance with the final purchase price allocation.

5.	Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to the Company’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, the additional minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at September 30, 2012, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder
	of 2012	2013	2014	2015	2016
	(in millions of U.S. dollars)
Charters-in - operating leases	25.4	78.7	35.9	15.8	9.1
Charters-in - capital leases (1)	11.7	104.8	60.0	31.8	31.7

	37.1	183.5	95.9	47.6	40.8

Charters-out - operating leases (2)	305.7	1,064.1	1,056.3	1,020.9	898.8
Charters-out - direct financing leases	15.2	50.1	48.7	47.8	48.0

	320.9	1,114.2	1,105.0	1,068.7	946.8

(1)	As at September 30, 2012 and December 31, 2011, the Company had $475.7 million and $476.1 million of restricted cash, respectively, which, including any interest earned on such amounts, is restricted to being used for charter hire payments of certain vessels chartered-in under capital leases. The Company also maintains restricted cash deposits relating to certain term loans, which totaled $52.0 million and $19.5 million as at September 30, 2012 and December 31, 2011, respectively.
(2)	The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after September 30, 2012, revenue from unexercised option periods of contracts that existed on September 30, 2012 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

6.	Financing Transactions

In February 2012, Teekay’s subsidiary Teekay Tankers Ltd. (or Teekay Tankers) completed a public offering of 17.3 million shares of its Class A common stock (including 2.3 million shares issued upon the full exercise of the underwriters’ overallotment option) at a price of $4.00 per share, for gross proceeds of approximately $69.0 million. As a result, Teekay’s economic interest in Teekay Tankers was reduced to 20.4%. As a result of the offering, the Company recorded a decrease to retained earnings of $14.8 million, which represents the Company’s dilution loss from the issuance of shares in Teekay Tankers during the nine months ended September 30, 2012.

In June 2012, Teekay sold to Teekay Tankers 13 of its 17 directly-owned conventional tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $454.2 million. As partial consideration for the sale, Teekay received $25 million of newly issued shares of Teekay Tankers’ Class A common stock, issued at a price of $5.60 per share, and the remaining amount was settled through a combination of a cash payment to Teekay and the assumption by Teekay Tankers of existing debt secured by the acquired vessels. As a result, Teekay’s economic interest in Teekay Tankers increased from approximately 20.4% to approximately 25.1% and its voting interest as a result of its combined ownership of Class A and Class B shares increased from approximately 51% to approximately 53%. Teekay maintains voting control of Teekay Tankers through its ownership of shares of Teekay Tankers’ Class A and Class B common stock and continues to consolidate this subsidiary. As a result of this transaction, the Company recorded an increase to retained earnings and a reduction in non-controlling interest of $10.1 million, as the Company accounts for changes in its ownership interest in controlled subsidiaries as equity transactions. As part of this transaction, Teekay entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by Teekay for a period of three years from the closing date of the transaction.

In July 2012, Teekay Offshore issued 1.7 million common units to a group of institutional investors for net proceeds, including Teekay Offshore’s general partner’s 2% proportionate capital contribution, of $45.9 million. Upon completion of the private placement, Teekay Offshore had 72.3 million common units outstanding. Teekay Offshore used the proceeds from the issuance of common units to partially finance the shipyard instalments for the four Suezmax newbuilding shuttle tankers. As a result of this private placement, Teekay’s ownership of Teekay Offshore was reduced to 32.3% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary. As a result of the private placement, the Company recorded an increase to retained earnings of $11.3 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In September 2012, Teekay LNG completed a public offering of 4.8 million common units for net proceeds, including Teekay LNG’s general partner’s 2% proportionate capital contribution, of approximately $182.2 million. Upon completion of the public offering, Teekay LNG had 69.7 million common units outstanding. Teekay LNG used the proceeds from the offering to repay a portion of its outstanding debt under two of its revolving credit facilities. As a result of this public offering, Teekay’s ownership of Teekay LNG was reduced to 37.5% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay LNG by virtue of its control of the general partner and will continue to consolidate the subsidiary. As a result of the offering, the Company recorded an increase to retained earnings of $35.5 million, which represents the Company’s dilution gain from the issuance of units in Teekay LNG during the nine months ended September 30, 2012.

In September 2012, Teekay Offshore completed a public offering of 7.8 million common units for net proceeds, including Teekay Offshore’s general partner’s 2% proportionate capital contribution, of $211.5 million. Upon completion of the public offering, Teekay Offshore had 80.1 million common units outstanding. Teekay Offshore used the net proceeds from the issuance of common units to repay a portion of its outstanding debt under its revolving credit facilities. As a result of this public offering, Teekay’s ownership of Teekay Offshore has been reduced to 29.4% (including the Company’s 2% general partner interest). Teekay maintains control of Teekay Offshore by virtue of its control of the general partner and will continue to consolidate the subsidiary. As a result of this public offering the Company recorded an increase to retained earnings of $46.6 million. The Company recorded a total dilution gain from the issuance of units in Teekay Offshore of $57.9 million for the nine months ended September 30, 2012.

7.	Vessel Sales, Write-downs and Goodwill Impairment Charge

a)	Vessel Sales

During the three months ended September 30, 2012, the Company sold its joint venture interest in the Ikdam FPSO unit. The Company realized a gain of $10.8 million from the sale of the joint venture interest. The gain has been recorded in equity income (loss) on the Company’s consolidated statements of loss for the three and nine months ended September 30, 2012.

During the three months ended September 30, 2012, the Company sold a 1992-built shuttle tanker that was part of the Company’s shuttle tanker segment. The Company realized a loss of $0.3 million from the sale of the shuttle tanker.

During the nine months ended September 30, 2012, the Company sold a 1997-built conventional tanker that was part of the Company’s conventional tanker segment. The Company realized a loss of $2.2 million from the sale of the conventional tanker.

In March 2011, the Company sold a 1988-built floating storage and offtake (or FSO) unit. The FSO unit was part of the Company’s shuttle tanker and FSO segment. The Company realized a loss of $0.2 million from the sale of the FSO unit.

In August 2011, the Company sold a 1993-built Aframax tanker which was part of the Company’s conventional tanker segment. The Company did not realize a gain or a loss from the sale of the vessel.

b)	Write-downs

During the three months ended September 30, 2012, the Company wrote down the carrying value of a 1993-built shuttle tanker to fair value, which was the estimated scrap value of the vessel, due to the age of the vessel and a change in its operating plan. This resulted in an $8.9 million loss on the consolidated statements of loss. The write-down is included within the Company’s shuttle tanker segment.

During the nine months ended September 30, 2012, the Company decided to pursue the sale of a 1992-built shuttle tanker and thus wrote down the carrying value of the vessel to fair value, which was the estimated sales price of the vessel. The Company subsequently sold the vessel in early August 2012, which resulted in a $1.0 million write-down related to this vessel in the consolidated statements of loss for the nine months ended September 30, 2012. The write-down is included within the Company’s shuttle tanker segment.

During the three and nine months ended September 30, 2011, the Company incurred write-downs on certain of the Company’s conventional tankers of $89.0 million and $98.1 million, respectively. These vessels are part of the Company’s conventional tanker segment and were written down to their estimated fair value. The recognition of these write-downs was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand.

During the three and nine months ended September 30, 2011, the Company incurred a $19.4 million write-down of its investment in Petrotrans Holdings Ltd. (or PTH), a 50% joint venture which provides ship-to-ship lightering services. The Company’s investment in PTH is part of the Company’s conventional tanker segment and was written down to its estimated fair value. The recognition of this write-down was driven by the continuing weak tanker market.

During the three and nine months ended September 30, 2011, the Company incurred an $8.3 million write-down of an older shuttle tanker. This vessel is part of the Company’s shuttle tanker and FSO segment and was written down to its estimated fair value, determined using the estimated scrap value of the vessel. The recognition of this write-down was driven by the age of the vessel, the requirements of operating in the North Sea, and recent economic developments.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

c)	Goodwill Impairment Charge

During the three months ended September 30, 2011, the Company concluded that sufficient indicators of impairment were present within its Suezmax tanker reporting unit, which is part of the Company’s conventional tanker segment. Consequently, the Company performed an interim goodwill impairment analysis as at September 30, 2011 on this reporting unit. Based on the results of this analysis, the Company concluded that the carrying value of the reporting unit exceeded its fair value. As a result, a goodwill impairment charge of $36.7 million was recognized in the Company’s consolidated statements of loss for the three and nine months ended September 30, 2011. The fair value of this reporting unit was determined using the present value of expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which has largely been caused by an oversupply of vessels relative to demand.

8.	Long-Term Debt

	September 30, 2012	December 31, 2011
	$	$
Revolving Credit Facilities	1,505,492	2,244,634
Senior Notes (8.5%) due January 15, 2020	447,041	446,825
Norwegian Kroner-denominated Bonds due through May 2017	331,871	100,417
U.S. Dollar-denominated Term Loans due through 2021	2,359,291	2,069,860
U.S. Dollar-denominated Term Loan Variable Interest Entity due October 2016	230,394	220,450
Euro-denominated Term Loans due through 2023	336,175	348,905
U.S. Dollar-denominated Unsecured Demand Loans due to Joint Venture Partners	13,383	13,282

Total	5,223,647	5,444,373
Less current portion	658,570	401,376

Long-term portion	4,565,077	5,042,997

As of September 30, 2012, the Company had 14 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.8 billion, of which $1.3 billion was undrawn. Interest payments are based on LIBOR plus margins; at September 30, 2012 and December 31, 2011, the margins ranged between 0.45% and 3.25%. At September 30, 2012 and December 31, 2011, the three-month LIBOR was 0.36% and 0.58%, respectively. The total amount available under the Revolvers reduces by $155.5 million (remainder of 2012), $745.6 million (2013), $769.8 million (2014), $226.4 million (2015), $146.4 million (2016) and $784.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 61 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with a principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. In addition, at any time or from time to time prior to January 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 8.5% Notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.5% of the principal amount of the 8.5% Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date, provided certain conditions are met. No such redemptions had been made as at September 30, 2012.

In November 2010, Teekay Offshore issued in the Norwegian bond market NOK 600 million of senior unsecured bonds that mature in November 2013. As at September 30, 2012, the carrying amount of the bonds was $104.8 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the bonds are based on NIBOR plus a margin of 4.75%. Teekay Offshore entered into a cross currency rate swap to swap all interest and payments into U.S. Dollars with interest rate payments swapped from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04% and the transfer of the principal amount fixed at $98.5 million upon maturity in exchange for NOK 600 million. Teekay Offshore also entered into an interest rate swap to swap the interest payments from LIBOR to a fixed rate of 1.12%. The floating LIBOR rate receivable from the interest rate swap is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case Teekay Offshore’s related interest rate effectively floats at LIBOR, but reduced by 2.38% (see Note 15).

In January 2012, Teekay Offshore issued in the Norwegian bond market NOK 600 million of senior unsecured bonds that mature in January 2017. As at September 30, 2012, the carrying amount of the bonds was approximately $104.8 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. Teekay Offshore entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see Note 15).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

In May 2012, Teekay LNG issued in the Norwegian bond market NOK 700 million of senior unsecured bonds that mature in May 2017. As at September 30, 2012, the carrying amount of the bonds was $122.3 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.25%. Teekay LNG entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%, and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million (see Note 15).

As of September 30, 2012, the Company had 18 U.S. Dollar-denominated term loans outstanding, which totaled $2.4 billion (December 31, 2011 – $2.1 billion). Certain of the term loans with a total outstanding principal balance of $339.2 million as at September 30, 2012 (December 31, 2011 – $372.7 million) bear interest at a weighted-average fixed rate of 5.3% (December 31, 2011 – 5.3%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At September 30, 2012 and December 31, 2011, the margins ranged between 0.3% and 4.0%. At September 30, 2012 and December 31, 2011, the three-month LIBOR was 0.36% and 0.58%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 17 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 36 (December 31, 2011 – 33) of the Company’s vessels, together with certain other security. In addition, at September 30, 2012, all but $110.5 million (December 31, 2011 – $119.4 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

The Voyageur Spirit has been consolidated by the Company effective November 30, 2011, as the Voyageur Spirit has been determined to be a VIE and the Company has been determined to be the primary beneficiary. As a result, the Company has included the Voyageur Spirit’s existing U.S. Dollar-denominated term loan (VIE term loan) outstanding, which, as at September 30, 2012, totaled $230.4 million (December 31, 2011 – $220.5 million). Interest payments on the VIE term loan are based on LIBOR plus a margin of 2.95% and are paid quarterly. The VIE term loan is collateralized by a first-priority mortgage on the Voyageur Spirit, together with certain other security. The Company has guaranteed the repayment of the existing credit facility.

The Company has two Euro-denominated term loans outstanding, which, as at September 30, 2012, totaled 261.4 million Euros ($336.2 million) (December 31, 2011 – 269.2 million Euros ($348.9 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At September 30, 2012 and December 31, 2011, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at September 30, 2012 was 0.1% (December 31, 2011 – 1.02%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and Norwegian Kroner-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s Norwegian Kroner-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized unrealized foreign exchange losses of $8.5 million (2011 – $26.2 million gain) and $6.5 million (2011 – $1.3 million loss) during the three and nine months ended September 30, 2012, respectively.

The Company has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at September 30, 2012, totaled $13.3 million (2011 – $13.3 million), including accrued interest. Interest payments on the loan is based on a fixed interest rate of 4.84%. This loan is repayable on demand no earlier than February 27, 2027.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at September 30, 2012 was 2.9% (December 31, 2011 – 2.6%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and certain loan agreements require the maintenance of market value to loan ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at September 30, 2012 and December 31, 2011, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at September 30, 2012, this aggregate amount was $299.4 million (December 31, 2011 – $318.3 million).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2012, are $161.1 million (remainder of 2012), $705.8 million (2013), $1.1 billion (2014), $289.0 million (2015), $311.3 million (2016) and $2.7 billion (thereafter).

As at September 30, 2012, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

9.	Capital Stock

The authorized capital stock of Teekay at September 30, 2012 and December 31, 2011 was 25 million shares of Preferred Stock, with a par value of $1 per share, and 725 million shares of Common Stock, with a par value of $0.001 per share. As at September 30, 2012, Teekay had no shares of Preferred Stock issued. During the nine months ended September 30, 2012, the Company issued 0.8 million shares of Common Stock upon the exercise of stock options, restricted stock units and restricted stock awards.

During 2008, Teekay announced that its Board of Directors had authorized the repurchase of up to $200 million of shares of its Common Stock in the open market. As at September 30, 2012, Teekay had repurchased approximately 5.2 million shares of Common Stock for $162.3 million pursuant to such authorization. As at September 30, 2012, the total remaining amount under the share repurchase authorization was $37.7 million.

During March 2012, the Company granted 429,983 stock options with an exercise price of $27.69 per share, 268,595 restricted stock units with a fair value of $7.4 million, 67,870 performance shares with a fair value of $2.5 million and 23,563 shares of restricted stock with a fair value of $0.7 million to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date and the performance shares vest three years from the grant date. Upon vesting, the value of the restricted stock units and performance shares are paid to each grantee in the form of shares. The number of performance share units that vest will range from zero to three times the original number granted, based on certain performance and market conditions.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The weighted-average grant-date fair value of stock options granted during March 2012 was $8.72 per option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 54.8%; expected life of five years; dividend yield of 4.4%; risk-free interest rate of 2.1%; and estimated forfeiture rate of 12%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

In March 2011, the Company incurred a one-time $11.0 million increase to the pension plan benefits of Bjorn Moller, who retired from his position as the Company’s President and Chief Executive Officer on March 31, 2011. The additional pension benefit was in recognition of Mr. Moller’s service to the Company. In addition, the Company recognized a compensation expense of approximately $4.7 million, which related to the portion of Mr. Moller’s outstanding stock-based compensation grants that had not yet vested on the date of his retirement. The total compensation expense related to Mr. Moller’s retirement of $15.7 million was recorded in general and administrative expense in the consolidated statements of loss for the nine months ended September 30, 2011.

10.	Commitments and Contingencies

a)	Vessels under Construction

As at September 30, 2012, the Company was committed to the construction of four shuttle tankers and one FPSO unit for a total cost of approximately $1.4 billion, excluding capitalized interest and other miscellaneous construction costs. The four shuttle tankers are scheduled for delivery in mid-to-late 2013 and the FPSO unit is scheduled to be delivered in the first quarter of 2014. As at September 30, 2012, payments made towards these commitments totaled $470.6 million (excluding $22.0 million of capitalized interest and other miscellaneous construction costs). As at September 30, 2012, the remaining payments required to be made under these newbuilding contracts were $171.8 million (remainder of 2012), $379.7 million (2013), and $342.5 million (2014).

b)	Joint Ventures

In October 2010, the Company signed a long-term contract with Petroleo Brasileiro SA (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit named the Cidade de Itajai, which was converted from an existing Aframax tanker for a total estimated cost of approximately $385 million. The FPSO unit was scheduled to deliver from the shipyard in September 2012, but has been delayed due to fire damage sustained during pre-delivery sea trials. The FPSO unit was delivered from the shipyard in Singapore in November 2012 and is currently transiting to Brazil. The field at which the FPSO unit will be servicing, is expected to achieve first oil in the first quarter of 2013, at which time the unit is scheduled to commence operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options.

In January 2012, OOG-TKP FPSO GmbH & Co KG (or KG Joint Venture), a 50/50 joint venture between the Company and Odebrecht Oil & Gas S.A. (or Odebrecht), purchased the assets related to the Tiro and Sidon FPSO project, including the then partially constructed Cidade de Itajai FPSO unit, and related customer contracts from the Company for approximately $179 million. The KG Joint Venture financed the purchase price 80% with borrowings under a new $300 million debt facility secured by the Cidade de Itajai FPSO unit and the balance with pro rata equity contributions by each of the joint venture partners. The facility bears interest at LIBOR plus a margin of 2.25% and requires quarterly principal repayments with a final bullet payment on maturity in October 2021. As at September 30, 2012, the remaining construction payments required to be made to complete the conversion, including Odebrecht’s 50% share, was estimated to be $29.8 million in 2012. Pursuant to Teekay’s omnibus agreement with Teekay Offshore, Teekay LNG and others, Teekay is obligated to offer to Teekay Offshore its 50% interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of the charter with Petrobras.

In September 2010, Teekay Tankers entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong) to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. Teekay Tankers has a 50% economic interest in the Joint Venture, which is jointly controlled by Teekay Tankers and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which Teekay Tankers’ 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at September 30, 2012, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, were $19.6 million in 2012 and $53.9 million in 2013. As at September 30, 2012, the Joint Venture had signed an agreement with a financial institution for a loan of $68.6 million. The loan is secured by a first priority statutory mortgage over the VLCC and guaranteed by both Teekay Tankers and Wah Kwong. As a result, Teekay Tankers’s exposure to this loan is limited to the 50% guarantee to the loan which is repayable with 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at its maturity. The loan had yet to be drawn as at September 30, 2012. In addition, the Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As at September 30, 2012, the Company had advanced $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan and invested an additional $3.0 million to the joint venture which represents the Company’s 50% portion of the payments required to the shipyard during the construction stage.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

c)	Purchase Obligation

As at September 30, 2012, the Company was committed to fund the remaining upgrade costs of the Voyageur Spirit in connection with the Sevan acquisition, for a total cost estimated to be between $135 million and $145 million. As at September 30, 2012, payments made towards these remaining upgrade costs totaled $93.1 million and the remaining payments required to be made are estimated to be between $45 million and $55 million in 2012 and early 2013. In addition to the upgrade costs, the remaining payments required to be made to acquire the Voyageur Spirit total approximately $92.4 million (net of assumed debt of $230 million) payable in November 2012. Teekay entered into an agreement to sell the Voyageur Spirit to Teekay Offshore for $540 million. Conditions to the closing of this transaction include, among others, Teekay Offshore obtaining financing and that Teekay has acquired the Voyageur Spirit and related assets pursuant to the terms of the acquisition agreement with Sevan.

In September 2012, the Voyageur Spirit completed its upgrade at the Nymo shipyard in Norway and arrived at the Huntington Field in the U.K. sector of the North Sea in October 2012. First oil is expected to commence in the first quarter of 2013, at which time the Voyageur Spirit will commence its 5-year charter with E.ON and the FPSO unit will be acquired by Teekay Offshore.

d)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

On November 13, 2006, Teekay Offshore’s shuttle tanker the Navion Hispania collided with the Njord Bravo, an FSO unit, while preparing to load an oil cargo from the Njord Bravo. The Njord Bravo services the Njord field, which is operated by Statoil Petroleum AS (or Statoil) and is located off the Norwegian coast. At the time of the incident, Statoil was chartering the Navion Hispania from the Company. The Navion Hispania and the Njord Bravo both incurred damages as a result of the collision. In November 2007, Navion Offshore Loading AS (or NOL), the Company’s subsidiary, and two other subsidiaries of the Company, were named as co-defendants in a legal action filed by Norwegian Hull Club (the hull and machinery insurers of the Njord Bravo) and various licensees in the Njord field (or the Plaintiffs). The claim sought damages for vessel repairs, expenses for a replacement vessel and other amounts related to production stoppage on the field, totaling NOK 213,000,000 (approximately $37 million).

The matter was heard before the Stavanger District Court in December 2011. The court found that NOL is liable for damages to the Plaintiffs, but excluded a large part of the indirect or consequential losses from the liability. The court also found that Statoil ASA is liable for the same amount of damages to NOL. The parties have appealed the decision of the court. As a result of the judgment, as at December 31, 2011 and September 30, 2012, the Company recognized a liability of NOK 76,000,000 (approximately $13.3 million, which is a reduced amount in accordance with the court’s decision to exclude a large part of the indirect or consequential losses) and a corresponding receivable from Statoil recorded in other liabilities and other assets, respectively.

The Company believes the likelihood of any losses relating to the claim is remote. The Company believes that the charter contract relating to the Navion Hispania requires that Statoil be responsible and indemnify the Company for all losses relating to the damage to the Njord Bravo. The Company also maintains protection and indemnity insurance for damages to the Navion Hispania and insurance for collision-related costs and claims. The Company believes that these insurance policies will cover the costs related to this incident, including any costs not indemnified by Statoil, subject to standard deductibles. Teekay has agreed to indemnify Teekay Offshore for any losses it may incur in connection with this incident.

Teekay Nakilat Corporation (or Teekay Nakilat), a subsidiary of Teekay LNG, is the lessee under 30-year capital lease arrangements with a third party for the RasGas II LNG Carriers (or RasGas II Leases). The UK taxing authority (or HMRC) has been urging our lessor, as well as other lessors under capital lease arrangements that have tax benefits similar to the ones provided by the RasGas II Leases, to terminate such finance lease arrangements, and has in other circumstances challenged the use of similar structures. As a result, the lessor has requested that Teekay Nakilat enter into negotiations to terminate the RasGas II Leases. Teekay Nakilat has declined this request as it does not believe that HRMC would be able to successfully challenge the availability of the tax benefits of these leases to the lessor. This assessment is partially based on a January 2012 court decision regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer. However, the HMRC is appealing that decision. If the HMRC were able to successfully challenge the RasGas II Leases, Teekay Nakilat could be subject to significant costs associated with the termination of the lease or increased lease payments to compensate the lessor for the lost tax benefits. The Company estimates its share of the potential exposure to be approximately $46 million.

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, encountered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, the Company declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the third quarter of 2013 while repairs are assessed and completed. After the repairs are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

The Company expects that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. The Company also expects to recover certain of the costs not covered by insurance from the charterer, subject to commercial discussions. It is not determinable at this time if all repair costs will be recovered through insurance coverage or the charterer. The Company does not have off-hire insurance covering the Banff.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

e)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at September 30, 2012.

f)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2011. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	1,123,937	1,123,937	1,200,063	1,200,063
Derivative instruments (note 15)
Interest rate swap agreements - assets	Level 2	171,848	171,848	159,603	159,603
Interest rate swap agreements - liabilities	Level 2	(747,812)	(747,812)	(707,437)	(707,437)
Cross currency swap agreement	Level 2	(495)	(495)	2,677	2,677
Foreign currency contracts	Level 2	1,688	1,688	(4,362)	(4,362)
Foinaven embedded derivative	Level 2	—	—	3,385	3,385

Non-recurring:
Vessels and equipment (1)	Level 2	6,500	6,500	118,682	118,682
Vessels held for sale (2)	Level 2	—	—	19,000	19,000
Other:
Investment in term loans	Level 3	190,403	182,543	189,666	190,939
Loans to equity accounted investees and joint venture partners - Current	Level 3	118,000	118,000	50,000	50,000
Loans to equity accounted investees and joint venture partners - Long-term	(3)	65,404	(3)	35,248	(3)
Long-term debt (note 8)	Level 2	(5,223,647)	(4,931,832)	(5,444,373)	(5,072,214)

(1)	The fair value measurement used to determine the impairment of the vessels at December 31, 2011 was calculated based upon the estimated scrap value of the respective vessels. During the nine months ended September 30, 2012, the Company determined that a 1993-built shuttle tanker was impaired and wrote down the carrying value of the vessel to fair value, which was the estimated scrap value of the vessel, due to a change in the operating plan for, and the age of, the vessel and a general decline in the fair market value of vessels.
(2)	The fair value measurement used to determine the impairment of the vessels as at December 31, 2011 was based upon comparable sales market data adjusted for specific characteristics of the respective vessels. During nine months ended September 30, 2012, one shuttle tanker was written down to its fair value due to the expected sale of the vessel. The fair value measure used to determine the impairment of the vessel was calculated based upon the estimated sales price of the vessel.
(3)	The fair value of the Company’s loans to its equity accounted investees and joint venture partners as at September 30, 2012 and December 31, 2011 was not determinable given the repayment terms.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	September 30, 2012 $	December 31, 2011 $

Direct financing leases	Payment activity	Performing	442,121	459,908
Other loan receivables
Investment in term loans and interest receivable	Collateral	Performing	119,335	118,598
Investment in term loans and interest receivable	Collateral	(2)	71,068	70,018
Loans to equity accounted investees and joint venture partners (1)	Other internal metrics	Performing	183,404	85,248
Long term receivable included in other assets	Payment activity	Performing	—	786

			815,928	734,558

(1)	Teekay LNG owns a 99% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture. During the nine months ended September 30, 2012, one of Teekay LNG’s joint venture partner’s parent company, PT Berlian Laju Tanker (or BLT), suspended trading on the Jakarta Stock Exchange, and filed for bankruptcy protection in order to restructure its debts. The Company believes the loans to BLT and Teekay LNG’s joint venture partner, BLT LNG Tangguh Corporation, totaling $24.0 million as at September 30, 2012 (December 31, 2011– $19.1 million) are collectible given the expected cash flows anticipated to be generated by the Teekay Tangguh Joint Venture, which can be used to repay the loan and given the underlying collateral securing the loans to BLT.
(2)	As of September 30, 2012, the estimated fair value of the assets that have been pledged as collateral for the loan is greater than 90% of the carrying value of the loan.

12.	Restructuring Charges

During the three and nine months ended September 30, 2012, the Company recognized $3.9 million and $5.4 million of restructuring charges. The restructuring charges primarily relate to reorganization of the Company’s marine operations to create greater alignment with its conventional tanker business unit and its three publicly-listed subsidiaries. The Company expects to incur approximately $10 million of restructuring charges associated with this reorganization and realize annual cost savings of approximately $8-10 million commencing in the fourth quarter of 2012. A majority of the reorganization will be completed in 2012; however, certain portions will not be completed until the first half of 2013.

During the three and nine months ended September 30, 2011, the Company incurred $0.1 million and $5.5 million of restructuring costs, respectively. The restructuring costs primarily relate to the sale of an FSO unit, Karratha Spirit, and the termination of the time-charter for the Basker Spirit. The Company committed to terminate the employment of certain seafarers of the two vessels.

At September 30, 2012 and December 31, 2011, $3.7 million and $0.1 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

13.	Other (Loss) Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Gain on sale of other assets	—	—	2,217	—
Volatile organic compound emission plant lease income	13	673	1,058	2,345
Loss on sale of marketable securities	—	—	(420)	—
Miscellaneous (loss) income	(389)	93	(799)	(525)

Other income	(376)	766	2,056	1,820

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

14.	Accumulated Other Comprehensive Loss

As at September 30, 2012 and December 31, 2011, the Company’s accumulated other comprehensive loss consisted of the following components:

	September 30, 2012 $	December 31, 2011 $
Unrealized gain (loss) on qualifying cash flow hedging instruments	244	(295)
Pension adjustments, net of tax recoveries	(25,318)	(22,952)
Unrealized loss on marketable securities	(1,280)	(656)
Foreign exchange loss on currency translation	(640)	—

	(26,994)	(23,903)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. Certain of these foreign currency forward contracts are designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures.

As at September 30, 2012, the Company was committed to the following foreign currency forward contracts:

			Fair Value / Carrying Amount of Asset (Liability)
	Contract Amount in Foreign Currency (millions)	Average Forward Rate (1)	Hedge	Non-hedge	Expected Maturity
					2012	2013
			$	$	$	$
			(in millions of U.S. Dollars)		(in millions of U.S. Dollars)
Norwegian Kroner	358.0	5.91	(0.3)	1.9	26.7	33.9
Euro	16.2	0.75	—	(0.8)	8.8	13.0
Canadian Dollar	14.3	1.01	0.3	—	5.0	9.2
British Pound	16.3	0.63	0.2	0.4	8.0	17.6

			0.2	1.5	48.5	73.7

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps, the Company receives the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in Norwegian Kroner based on NIBOR plus a margin for a payment of US Dollar fixed interest or US Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s Norwegian Kroner bonds due in 2013 and 2017. In addition, the cross currency swaps due in 2017 economically hedges the interest rate exposure on the Norwegian Kroner bonds due in 2017. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner bonds due in 2013 and 2017. As at September 30, 2012, the Company was committed to the following cross currency swaps:

			Floating Rate Receivable		Floating Rate Payable
Maturity Date	Notional Amount NOK	Notional Amount USD	Reference Rate	Margin	Reference Rate	Margin	Fixed Rate Payable	Fair Value
2013	600,000	98,500	NIBOR	4.75%	LIBOR	5.04%	(1)	6,659
2017	600,000	101,400	NIBOR	5.75%			7.49%	(50)
2017	700,000	125,000	NIBOR	5.25%			6.88%	(7,104)

								(495)

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5% (see next section).

Interest Rate Risk

The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In addition, the Company holds interest rate swaps which exchange a payment of floating rate interest for a receipt of fixed interest in order to reduce the Company’s exposure to the variability of interest income on its restricted cash deposits. As at September 30, 2012, the Company has not designated any of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

As at September 30, 2012, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	415,288	(130,824)	24.3	4.9
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	3,200,972	(576,698)	8.2	4.1
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	98,500	(938)	1.2	1.1
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	469,464	171,848	24.3	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (5) (6)	EURIBOR	336,175	(39,352)	11.7	3.1

		4,520,400	(575,964)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of September 30, 2012, ranged from 0.3% to 4.0%.
(2)	Principal amount reduces quarterly.
(3)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.
(4)	The floating LIBOR rate receivable is capped at 3.5%, which effectively results in a fixed rate of 1.12% unless LIBOR exceeds 3.5%, in which case the Company’s related interest rate effectively floats at LIBOR reduced by 2.38%.
(5)	Principal amount reduces monthly to 70.1 million Euros ($90.1 million) by the maturity dates of the swap agreements.
(6)	Principal amount is the U.S. Dollar equivalent of 261.4 million Euros.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities
As at September 30, 2012
Derivatives designated as a cash flow hedge:
Foreign currency contracts	572	—	—	(327)	—
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,395	—	—	(952)	—
Interest rate swap agreements	16,751	150,755	(20,099)	(118,558)	(604,813)
Cross currency swap agreements	1,920	5,092	379	—	(7,886)

	21,638	155,847	(19,720)	119,837	612,699

As at December 31, 2011
Derivatives designated as a cash flow hedge:
Foreign currency contracts	1,551	28	—	(1,192)	(264)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	2,592	3	—	(6,248)	(832)
Interest rate swap agreements	15,608	139,651	(24,750)	(109,897)	(568,446)
Cross currency swap agreements	1,576	875	225	—	—
Foinaven embedded derivative	3,385	—	—	—	—

	24,712	140,557	(24,525)	(117,337)	(569,542)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

For the periods indicated, the following table presents the effective portion of gains (losses) on foreign currency forward contracts designated and qualifying as cash flow hedges that were (1) recognized in other comprehensive (loss) income, (2) recorded in accumulated other comprehensive income (or AOCI) during the term of the hedging relationship and reclassified to earnings, and (3) recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Three Months Ended September 30, 2012				Three Months Ended September 30, 2011
Balance Sheet (AOCI)	Statement of Loss			Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

1,168	—	—	Vessel operating expenses	(6,610)	381	(168)	Vessel operating expenses

	398	(168)	General and administrative expenses		1,627	(145)	General and administrative expenses

1,168	398	(168)		(6,610)	2,008	(313)

Nine Months Ended September 30, 2012				Nine Months Ended September 30, 2011
Balance Sheet (AOCI)	Statement of Loss			Balance Sheet (AOCI)	Statement of Loss
Effective Portion	Effective	Ineffective Portion		Effective Portion	Effective Portion	Ineffective Portion

2,388	—	—	Vessel operating expenses	1,484	964	(519)	Vessel operating expenses

	1,775	(492)	General and administrative expenses		4,174	71	General and administrative expenses

2,388	1,775	(492)		1,484	5,138	(448)

Realized and unrealized (losses) gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized (losses) gains on non-designated derivatives in the consolidated statements of loss. The effect of the (loss) gain on derivatives not designated as hedging instruments in the consolidated statements of loss are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012 $	2011 $	2012 $	2011 $
Realized (losses) gains relating to:
Interest rate swap agreements	(30,027)	(32,447)	(90,112)	(99,136)
Interest rate swap agreement amendments	—	(34,426)	—	(127,098)
Foreign currency forward contracts	(876)	4,212	508	9,095
Forward freight agreements and bunker fuel swap contracts	—	(6)	—	36
Foinaven embedded derivative	—	—	11,452	—

	(30,903)	(62,667)	(78,152)	(217,103)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(8,036)	(142,697)	(49,326)	(74,170)
Foreign currency forward contracts	3,790	(14,324)	5,931	(7,076)
Foinaven embedded derivative	—	118	(3,385)	(104)

	(4,246)	(156,903)	(46,780)	(81,350)

Total realized and unrealized losses on derivative instruments	(35,149)	(219,570)	(124,932)	(298,453)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

Realized and unrealized gains (losses) of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of loss. The effect of the gain (loss) on cross currency swaps on the consolidated statements of loss is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Realized gains	741	776	2,479	2,220
Unrealized (losses) gains	9,839	(9,787)	(3,328)	(424)

Total realized and unrealized (losses) gains on cross currency swaps	10,580	(9,011)	(849)	1,796

In January and February 2011, the Company paid $92.7 million to the counterparties of five interest rate swap agreements, with notional amounts totaling $665.1 million, in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%.

As at September 30, 2012, the Company’s accumulated other comprehensive loss included $0.2 million of unrealized gains on foreign currency forward contracts designated as cash flow hedges. As at September 30, 2012, the Company estimated, based on then current foreign exchange rates, that it would reclassify approximately $0.2 million of net gains on foreign currency forward contracts from accumulated other comprehensive loss to earnings during the next 12 months.

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction.

16.	Income Tax (Expense) Recovery

The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$
Current	(973)	(1,020)	3,758	(1,143)
Deferred	(3,066)	(467)	(2,380)	(3,178)

Income tax (expense) recovery	(4,039)	(1,487)	1,378	(4,321)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2011 to September 30, 2012:

Balance of unrecognized tax benefits as at December 31, 2011	$39,804
Decrease for positions taken in prior years	(2,521)
Increase for positions related to the current period	3,830
Decrease related to statute of limitations	(8,074)

Balance of unrecognized tax benefits as at September 30, 2012	$33,039

The majority of the net increase for positions for the nine months ended September 30, 2012 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

17.	Loss Per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	$	$	$	$

Net loss attributable to stockholders’ of Teekay Corporation	(20,261)	(291,162)	(66,469)	(417,268)

Weighted average number of common stock and common stock equivalents	69,372,220	69,375,036	69,153,966	70,743,085

Loss per common share:
- Basic	(0.29)	(4.20)	(0.96)	(5.90)
- Diluted	(0.29)	(4.20)	(0.96)	(5.90)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share data)

The anti-dilutive effect attributable to outstanding stock-based awards is excluded from the calculation of diluted loss per common share. For the three and nine months ended September 30, 2012, the anti-dilutive effect attributable to outstanding stock-based awards was 3.9 million shares. For the three and nine months ended September 30, 2011, the anti-dilutive effect attributable to outstanding stock-based awards was 5.8 million shares.

18.	Supplemental Cash Flow Information

During the nine months ended September 30, 2012, the KG Joint Venture purchased the assets related to the Tiro and Sidon FPSO project, including the then partially constructed Cidade de Itajai FPSO unit, and the customer contracts from the Company for approximately $179 million. The purchase price was financed 80% with a term loan and the balance of the purchase price was financed with equity contributions by each of the joint venture partners. The Company’s initial equity contribution was funded by contributing the partially constructed FPSO unit and the customer contracts. This initial equity contribution has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

19.	Change in Accounting Estimate

Effective January 1, 2012, the Company reduced the estimated useful life of six of its older shuttle tankers from 25 years to 20 years. As a result of the change in useful life, the Company increased its estimate of the residual value of these vessels to reflect the more recent average scrap prices. As a result, depreciation and amortization expense has increased by $4.2 million and $11.4 million, respectively, for the three and nine months ended September 30, 2012, and net income attributable to the stockholders of Teekay has decreased by $1.2 million and $3.3 million, or $0.02 per share and $0.05 per share, respectively, for the three and nine months ended September 30, 2012.

20.	Subsequent Events

In October 2012, the Company issued in the Norwegian bond market NOK 700 million in senior unsecured bonds that mature in October 2015. The interest payments on the bonds are based on NIBOR plus a margin of 4.75%. The Company entered into a cross currency rate swap to swap all interest and principal payments into US dollars, with the interest payments fixed at a rate of 5.521%, and the transfer of the principal amount locked in at $122.8 million upon maturity in exchange for NOK 700 million. The Company will apply for listing of the bonds on the Oslo Stock Exchange.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modifications, subject to finalizing a ten-year time-charter contract with Petroleo Brasileiro SA in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in December 2012 and the unit is expected to commence operating at its full time-charter hire rate in December 2013 once modifications, delivery of the HiLoad DP unit to offshore Brazil and operational testing have been completed. The Company also has agreed to invest approximately $4.4 million to acquire a 49.9% fully diluted ownership interest in a recapitalized Remora.

In December 2012, Teekay LNG and EXMAR NV (or Exmar) announced an agreement in principle to create a new 50/50 joint venture company, to be named EXMAR LPG BVBA, which will operate in the LPG Carrier segment with a primary focus on midsize gas carriers. Exmar will contribute 23 vessels, of which 16 are owned, five time-chartered in, and two bareboat-chartered. Teekay LNG will then acquire a 50 percent ownership in EXMAR LPG BVBA. In exchange for its 50 percent interest in EXMAR LPG BVBA, Teekay LNG will contribute approximately $140 million of equity and assume pro rata debt and lease obligations secured by certain vessels to be owned by EXMAR LPG BVBA. The transaction is expected to be finalized in late December 2012 or early January 2013.

In December 2012, Teekay LNG entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) of South Korea for the construction of two 173,400 cubic meter Liquefied Natural Gas (or LNG) carrier newbuildings, with options to order up to three additional vessels. Teekay LNG intends to secure long-term contract employment for both vessels prior to their delivery in the first half of 2016. The majority of the purchase price of the vessels is due upon delivery. Teekay LNG intends to finance the installment payments during construction with a portion of its existing liquidity and expects to secure long-term debt financing for the two vessels prior to their scheduled delivery. The fully-built-up cost of the two vessels (including capitalized interest and other miscellaneous construction costs) is estimated to be approximately $400 million.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2011.

References to Teekay mean Teekay Corporation, which is incorporated under the laws of the Republic of the Marshall Islands. References to the Company mean Teekay together with its wholly owned or controlled subsidiaries. Unless the context requires otherwise, references to “we,” “our” or “us” are references to Teekay Corporation and its subsidiaries.

SIGNIFICANT DEVELOPMENTS IN 2012

Public Offering by Teekay Tankers

In February 2012, our publicly traded subsidiary Teekay Tankers Ltd. (NYSE: TNK) (or Teekay Tankers) completed a public offering of 17.3 million shares of its Class A common stock at a price of $4.00 per share, for gross proceeds of approximately $69.0 million. Teekay Tankers used the net offering proceeds to prepay outstanding debt under a revolving credit facility and the balance for general corporate purposes. As a result of this transaction, our economic interest in Teekay Tankers was reduced to 20.4%. We maintain voting control of Teekay Tankers through our ownership of shares of Class A and Class B Common Stock and continue to consolidate this subsidiary.

Sale of Vessels to Teekay Tankers

In June 2012, we sold to Teekay Tankers a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $454.2 million. As partial consideration for the sale, we received $25 million worth of newly issued shares of Teekay Tankers’ Class A common stock, issued at a price of $5.60 per share, and the remaining amount was settled through a combination of a cash payment to us and the assumption by Teekay Tankers of existing debt secured by the acquired vessels. As a result, our economic interest in Teekay Tankers increased from approximately 20.4% to approximately 25.1% and our voting interest as a result of our combined ownership of Class A and Class B shares increased from approximately 51% to approximately 53%. As part of this transaction, we entered into a non-competition agreement with Teekay Tankers, which provides Teekay Tankers with a right of first refusal to participate in any future conventional crude oil tanker and product tanker opportunities developed by us for a period of three years from the closing date of the transaction.

Issuances of Senior Unsecured Bonds

In January 2012, our publicly traded subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) issued in the Norwegian bond market NOK 600 million of senior unsecured bonds that mature in January 2017. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. Teekay Offshore entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars with the interest payments fixed at a rate of 7.49%, and the transfer of principal fixed at $101.4 million upon maturity. Teekay Offshore used the proceeds from the bonds for general corporate purposes. The bonds are listed on the Oslo Stock Exchange.

In May 2012, our publicly traded subsidiary Teekay LNG Partners (NYSE: TGP) (or Teekay LNG) issued in the Norwegian bond market NOK 700 million in senior unsecured bonds that mature in May 2017, which bear interest at NIBOR plus a margin of 5.25%. Teekay LNG entered into a cross currency rate swap to swap all interest and principal payments into U.S. dollars with interest payments at a fixed interest rate of 6.88%, and the transfer of principal fixed at $125.0 million upon maturity. Teekay LNG used the proceeds of the bonds to prepay the outstanding debt under two revolving credit facilities and for general corporate purposes. The bonds are listed on the Oslo Stock Exchange.

In October 2012, we issued in the Norwegian bond market NOK 700 million in senior unsecured bonds that mature in October 2015. The interest payments on the bonds are based on NIBOR plus a margin of 4.75%. We entered into a cross currency rate swap to swap all interest and principal payments into U.S. dollars, with the interest payments fixed at a rate of 5.521%, and the transfer of the principal amount fixed at $122.8 million upon maturity in exchange for NOK 700 million. We used the proceeds of the bonds for general corporate purposes. We will apply for listing of the bonds on the Oslo Stock Exchange.

Acquisition of LNG carriers by Teekay LNG

In February 2012, Teekay LNG and the Marubeni Corporation (or Marubeni) acquired, through a joint venture (or the Teekay LNG-Marubeni Joint Venture), 100% ownership interests in six liquefied natural gas (or LNG) carriers (or the MALT LNG Carriers) from Denmark-based A.P. Moeller-Maersk A/S (or Maersk) for an aggregate purchase price of approximately $1.3 billion. Teekay LNG and Marubeni have 52% and 48% respective economic interests, but share equal control of the Teekay LNG-Marubeni Joint Venture. Four of the six MALT LNG Carriers are currently operating under long-term, fixed-rate time-charter contracts, with an average remaining firm contract period of approximately 17 years, plus extension options. The other two vessels are currently operating under medium-term, fixed-rate time-charters with an average remaining firm contract period of approximately four years. Since control of the Teekay LNG-Marubeni Joint Venture is shared equally between Teekay LNG and Marubeni, Teekay LNG has accounted for the Teekay LNG-Marubeni Joint Venture using the equity method.

The Teekay LNG-Marubeni Joint Venture financed approximately $1.06 billion of the purchase price for the MALT LNG Carriers from secured loan facilities, and an aggregate $266 million from equity contributions from Teekay LNG and Marubeni. Teekay LNG agreed to guarantee Teekay LNG’s 52% share of the secured loan facilities of the Teekay LNG-Marubeni Joint Venture and as a result, deposited $30 million in a restricted cash account as security. Teekay LNG’s 52% share of the equity contribution was approximately $138 million. Teekay LNG financed this equity contribution by drawing on its existing credit facilities. Teekay provides technical management of the acquired vessels.

Public Offering by Teekay LNG

In September 2012, Teekay LNG completed a public offering of 4.8 million common units for net proceeds, including its general partner’s 2% proportionate capital contribution, of approximately $182.2 million. Upon completion of the public offering, Teekay LNG had 69.7 million common units outstanding. Teekay LNG used the proceeds from the offering to repay a portion of its outstanding debt under two of its revolving credit facilities. As a result of this public offering, our ownership of Teekay LNG was reduced to 37.5% (including our 2% general partner interest). We maintain control of Teekay LNG by virtue of our control of the general partner and will continue to consolidate the subsidiary.

Recent Offshore Business Developments

In November 2011, we agreed to acquire from Sevan Marine ASA (Sevan) the Voyageur Spirit (formerly known as the Sevan Voyageur) FPSO unit upon the completion of certain upgrades that are expected to be completed in December 2012. In June 2012, we offered the Voyageur Spirit to Teekay Offshore for a purchase price of approximately $540 million. In September 2012, we entered into an agreement to sell, subject to certain conditions, the Voyageur Spirit to Teekay Offshore for such price following its commencement of operations under a long-term charter contract with E.ON Ruhrgas UK E&P Limited (or E.ON). Operations will commence under the charter after the FPSO unit produces “first oil” in the North Sea’s Huntington Field. The charter contract has an initial term of five years, with up to 10 one-year extension options exercisable by E.ON., subject to certain conditions. Teekay Offshore intends to pay the $540 million purchase price for the Voyageur Spirit through (a) the proceeds from its September 2012 equity public offering described below, (b) the issuance by Teekay Offshore to us of $40 million of its common units (priced at the same price per unit to the public as units issued in the September 2012 public offering) and (c) assumption of a new $330 million debt facility secured by the asset. Conditions to the closing of Teekay Offshore’s acquisition of the unit include, among others, Teekay Offshore obtaining financing and that we have acquired the Voyageur Spirit and related assets pursuant to the terms of our acquisition agreement with Sevan. We anticipate the sale to Teekay Offshore will take place in early 2013.

In January 2012, we sold the assets related to the Tiro and Sidon FPSO project, including the then partially constructed Cidade de Itajai FPSO unit, and the related customer contracts, to OOG-TKP FPSO GmbH & Co KG, a 50/50 joint venture between us and Odebrecht Oil & Gas S.A., for approximately $179 million. The joint venture financed the purchase price 80% with borrowings under a new $300 million debt facility secured by the FPSO unit and the balance with pro rata equity contributions by each of the joint venture partners. This FPSO unit was scheduled to deliver from the shipyard in September 2012, but has been delayed due to fire damage sustained during pre-delivery sea trials. The FPSO unit was delivered from the shipyard in Singapore in November 2012 and is currently transiting to Brazil. The field at which the FPSO unit will be servicing, is expected to achieve first oil in the first quarter of 2013, at which time the unit is scheduled to commence operations under a nine-year, fixed-rate time-charter contract with Petroleo Brasileiro S.A. (or Petrobras), with six additional one-year extension options exercisable by Petrobras. Pursuant to our omnibus agreement with Teekay Offshore, Teekay LNG and others, we are obligated to offer to Teekay Offshore our 50% interest in this FPSO project at our fully built-up cost within approximately one year after the commencement of the charter with Petrobras.

In November 2012, Teekay Offshore agreed to acquire a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS (Remora), a Norway-based offshore marine technology company, for a total purchase price of approximately $55 million including modifications, subject to finalizing a ten-year time-charter contract with Petrobras in Brazil. The acquisition of the HiLoad DP unit is expected to be completed in December 2012 and the unit is expected to commence operating at its full time-charter hire rate in December 2013 once modifications, delivery of the HiLoad DP unit to offshore Brazil and operational testing have been completed. We also have agreed to invest approximately $4.4 million to acquire a 49.9% fully diluted ownership interest in a recapitalized Remora.

Private Placement by Teekay Offshore

In July 2012, Teekay Offshore issued 1.7 million common units to a group of institutional investors for net proceeds, including Teekay Offshore’s general partner’s 2% proportionate capital contribution, of $45.9 million. Upon completion of the private placement, Teekay Offshore had 72.3 million common units outstanding. Teekay Offshore used the proceeds from the issuance of common units to partially finance the shipyard instalments for four Suezmax newbuilding shuttle tankers. As a result of this private placement, our ownership of Teekay Offshore was reduced to 32.3% (including our 2% general partner interest).

Public Offering by Teekay Offshore

In September 2012, Teekay Offshore completed a public offering of 7.8 million common units for net proceeds, including its general partner’s 2% proportionate capital contribution, of $211.5 million. Upon completion of the public offering, Teekay Offshore had 80.1 million common units outstanding. Teekay Offshore used the net proceeds from the issuance of common units to repay a portion of its outstanding debt under its revolving credit facilities. As a result of this public offering, our ownership of Teekay Offshore was reduced to 29.4% (including our 2% general partner interest). We maintain control of Teekay Offshore by virtue of our control of the general partner and will continue to consolidate the subsidiary.

OTHER SIGNIFICANT PROJECTS AND DEVELOPMENTS

Angola LNG Project

Teekay LNG has a 33% interest in a joint venture to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. Mitsui & Co., Ltd. and NYK Bulkship (Europe) Ltd., have 34% and 33% interests in the joint venture, respectively. In February 2011, we offered to sell to Teekay LNG our 33% ownership interest in these vessels and related charter contracts, in accordance with existing agreements. Teekay LNG agreed to purchase our 33% ownership interest in these vessels and related charter contracts at a total equity purchase price of approximately $76 million (net of assumed debt of approximately $259 million). Teekay LNG acquired the ownership interests and paid a proportionate share of the purchase price as each vessel delivered. Three of the Angola LNG carriers delivered in 2011 and the remaining Angola LNG carrier delivered in January 2012.

Each of the four newbuilding LNG carriers are chartered at fixed rates, subject to inflation adjustments, to the Angola LNG Project for a period of 20 years following delivery from the shipyard, with two extension periods for five years each. The charterer has the option to terminate the charter upon 120 days’ notice and payment of an early termination fee, which would equal approximately 50% of the fully built-up cost of the applicable vessel. The charterer may also terminate the charter under other circumstances typical in our long-term charters, such as excessive off-hire during which we do not provide a replacement vessel, or certain force majeure events.

Exmar Joint Venture

In December 2012, Teekay LNG and EXMAR NV (or Exmar) announced an agreement in principle to create a new 50/50 joint venture company, to be named EXMAR LPG BVBA, which will operate in the LPG Carrier segment with a primary focus on midsize gas carriers. Exmar will contribute 23 vessels, of which 16 are owned, five time-chartered in, and two bareboat-chartered. Teekay LNG will then acquire a 50 percent ownership in EXMAR LPG BVBA. In exchange for its 50 percent interest in EXMAR LPG BVBA, Teekay LNG will contribute approximately $140 million of equity and assume pro rata debt and lease obligations secured by certain vessels to be owned by EXMAR LPG BVBA. The transaction is expected to be finalized in late December 2012 or early January 2013.

LNG Carrier Newbuildings

In December 2012, Teekay LNG entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (or DSME) of South Korea for the construction of two 173,400 cubic meter Liquefied Natural Gas (or LNG) carrier newbuildings, with options to order up to three additional vessels. Teekay LNG intends to secure long-term contract employment for both vessels prior to their delivery in the first half of 2016. The majority of the purchase price of the vessels is due upon delivery. Teekay LNG intends to finance the installment payments during construction with a portion of its existing liquidity and expects to secure long-term debt financing for the two vessels prior to their scheduled delivery. The fully-built-up cost of the two vessels (including capitalized interest and other miscellaneous construction costs) is estimated to be approximately $400 million.

Storm Damage to Banff FPSO Unit

On December 7, 2011, the Petrojarl Banff (or Banff) FPSO unit, which operates on the Banff field in the U.K. sector of the North Sea, encountered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire which is currently expected to continue until the third quarter of 2013 while repairs are assessed and completed. We expect that our operating cash flow as a result of this off-hire will be reduced by approximately $35 million in 2012 and $25 million in 2013. After the repairs are completed, the Banff FPSO unit is expected to resume production on the Banff field, where it is expected to remain under contract until the end of 2018.

We expect that repair costs to the Banff FPSO unit and equipment and costs associated with the emergency response to prevent loss or further damage during the December 7, 2011 storm event will be primarily reimbursed through our insurance coverage, subject to a $0.8 million deductible and the other terms and conditions of the applicable policies. We also expect to recover certain of the costs not covered by insurance from the charterer, excluding lost operating cash flow, subject to commercial discussions. It is not determinable at this time if all repair costs will be recovered through insurance coverage or the charterer.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations. In addition, you should consider certain factors when evaluating our historical financial performance and assessing our future prospects. These items can be found in Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011.

In accordance with generally accepted accounting principles in the United States (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter contracts and FPSO service contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates of our four reportable segments where applicable.

We manage our business and analyze and report our results of operations on the basis of four reportable segments: the shuttle tanker and FSO segment, the FPSO segment, the liquefied gas segment, and the conventional tanker segment. In order to provide investors with additional information about our conventional tanker segment, we have divided the conventional tanker segment into the fixed-rate tanker sub-segment and the spot tanker sub-segment. Please read “Item 1 – Financial Statements: Note 3 – Segment Reporting.”

Shuttle Tanker and FSO Segment

Our shuttle tanker and floating storage and offtake (or FSO) segment (which includes our Teekay Shuttle and Offshore business unit) includes our shuttle tankers and FSO units. As at September 30, 2012, our shuttle tanker fleet consisted of 33 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters. Of the 33 shuttle tankers, six were owned through 50% owned subsidiaries, three through a 67% owned subsidiary and four were chartered-in, with the remainder owned 100% by us. Our FSO fleet consists of four vessels that operate under fixed-rate time charters or fixed-rate bareboat charters. We have 100% ownership interests in these units. We also have four newbuilding shuttle tankers on order which are scheduled to deliver in mid-to late-2013. During the fourth quarter of 2012, two 1992-built shuttle tankers have been or are expected to be sold, one of which is currently laid-up and one of which came off charter in mid-November 2012. Please read “Item 1 – Financial Statements: Note 10(a) – Commitments and Contingencies – Vessels Under Construction.” We use these vessels to provide transportation and storage services to oil companies operating offshore oil field installations, primarily in the North Sea and Brazil. Our shuttle tankers in this segment service the conventional spot market from time to time.

The following table presents our shuttle tanker and FSO segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker and FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change

Revenues	145,628	156,058	(6.7)	454,097	455,917	(0.4)
Voyage expenses	20,653	26,771	(22.9)	79,920	72,451	10.3

Net revenues	124,975	129,287	(3.3)	374,177	383,466	(2.4)
Vessel operating expenses	40,853	49,540	(17.5)	125,661	150,932	(16.7)
Time-charter hire expense	14,909	18,694	(20.2)	41,495	57,072	(27.3)
Depreciation and amortization	31,335	33,147	(5.5)	95,164	95,891	(0.8)
General and administrative (1)	13,691	13,657	0.2	42,701	44,945	(5.0)
Loss on sale of vessels and write-downs of vessels	9,187	8,319	10.4	10,235	8,490	20.6
Restructuring charges	—	—	—	—	5,351	(100.0)

Income from vessel operations	15,000	5,930	153.0	58,921	20,785	183.5

Calendar-Ship-Days
Owned Vessels	3,069	3,247	(5.5)	9,257	9,361	(1.1)
Chartered-in Vessels	387	505	(23.4)	1,067	1,539	(30.7)

Total	3,456	3,752	(7.9)	10,324	10,900	(5.3)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the shuttle tanker and FSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our shuttle tanker and FSO segment fleet decreased for the three and nine months ended September 30, 2012 compared to the same periods last year. The decrease was primarily due to the sale of the Navion Fennia in July 2012, the redelivery of one bareboat chartered-in vessel to its owner in October 2011, a decreased number of spot chartered-in vessels, more off-hire days in our chartered-in shuttle fleet and the sale of the Karratha Spirit FSO unit in March 2011, partially offset by the delivery of two newbuilding shuttle tankers, the Peary Spirit and the Scott Spirit, in August 2011 and October 2011, respectively (or the 2011 Newbuilding Shuttle Tanker Acquisitions). Included in calendar-ship-days are two owned shuttle tankers which have been in lay-up since July 2011 and May 2012, respectively, following their redelivery to us upon termination of their time-charter-out contracts in March 2011 and April 2012.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to:

•

decreases of $3.4 million and $7.8 million for the three and nine months ended September 30, 2012, respectively, due to the lay-up of two vessels since July 2011 and May 2012 following their redelivery to us in March 2011 and April 2012, respectively, upon completion of their time-charter agreements;

•	a decrease of $3.2 million for the nine months ended September 30, 2012, due to lower revenues related to the sale of the Karratha Spirit;

•	a decrease of $2.8 million for the three and nine months ended September 30, 2012, due to the drydocking of the Navion Saga during the third quarter of 2012;

•

a net decrease of $1.6 million for the three months ended September 30, 2012, due to fewer revenue days from the redelivery of four vessels to us in July 2011, February 2012, March 2012 and July 2012 as they completed their time-charter agreements, partially offset by increases in our time-chartered-out fleet revenues from entering into a new contract and increases in rates as provided in certain time-charter-out contracts; and

•

decreases of $0.8 million and $4.7 million for the three and nine months ended September 30, 2012, respectively, due to more repair off-hire days in our time-chartered-out fleet compared to the same periods last year;

partially offset by

•

a net increase of $3.3 million, for the nine months ended September 30, 2012, due to increases in our time-chartered-out fleet revenues from entering into a new contract and increases in rates as provided in certain time-charter-out contracts, partially offset by fewer revenue days from the redelivery of four vessels in July 2011, February 2012, March 2012, and July 2012 as they completed their time-charter agreements; and

•

an increase of $0.7 million for the three and nine months ended September 30, 2012, due to more opportunities compared to the same period last year to employ excess capacity on short-term offshore projects.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to:

•

decreases of $2.7 million and $8.8 million, respectively, for the three and nine months ended September 30, 2012, in the shuttle fleet due to decreases in costs related to services and spares and the number of vessels dry docked (certain repair and maintenance items are more efficient to complete while a vessel is in dry dock; consequently, repair and maintenance costs typically increase in periods when there is an increase in the number of vessels dry docked);

•

decreases of $3.2 million and $7.0 million, respectively, for the three and nine months ended September 30, 2012, relating to the lay-up of two of our shuttle tankers since July 2011 and May 2012, and the reduction of costs due to the sale of one of our shuttle tankers in July 2012;

•

decreases of $2.8 million and $6.6 million, respectively, for the three and nine months ended September 30, 2012, in crew and manning costs as compared to the same periods last year primarily from changes in crew composition and reduced helicopter usage;

•

decreases of $1.4 million and $4.4 million, respectively, for the three and nine months ended September 30, 2012, relating to the redelivery of one bareboat in-chartered vessel to its owner in October 2011;

•	a decrease of $2.1 million for the nine months ended September 30, 2012, due to the sale of the Karratha Spirit in March 2011; and

•

a decrease of $1.4 million for the nine months ended September 30, 2012, in the FSO fleet due to decreases in the consumption and use of consumables, lube oil and freight compared to the same periods last year;

partially offset by

•	increases of $1.2 million and $5.4 million, respectively, for the three and nine months ended September 30, 2012, due to the 2011 Newbuilding Shuttle Tanker Acquisitions.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to:

•

decreases of $2.3 million and $6.7 million, respectively, for the three and nine months ended September 30, 2012, due to the redelivery of one bareboat in-chartered vessel to its owner in October 2011;

•

decreases of $1.1 million and $5.5 million, respectively, for the three and nine months ended September 30, 2012, due to decreased spot in-chartering of vessels and utilizing capacity of our owned fleet; and

•	decreases of $0.4 million and $3.3 million, respectively, for the three and nine months ended September 30, 2012, due to more off-hire days in the in-chartered fleet.

Depreciation and Amortization Expense. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2012, compared to the same period last year, primarily related to sale of the Navion Fennia during July 2012, lower depreciation relating to the impairment and write-down of three older shuttle tankers in 2011 to fair value and the write-down of the carrying value of the FSO unit Navion Saga to its fair value in December 2011, partially offset by accelerated depreciation related to a change in useful life of six older shuttle tankers and the 2011 Newbuilding Shuttle Tanker Acquisitions.

Loss on Sale of Vessels and Write-downs of Vessels. During the third quarter of 2012, we determined that a 1993-built shuttle tanker was impaired and wrote down the carrying value of the vessel to fair value, which was the estimated scrap value of the vessel, due to a change in the operating plan for the vessel and a general decline in the fair market value of vessels. During the third quarter of 2012, we sold a 1992-built shuttle tanker, which had previously been written down to fair value in the second quarter of 2012, which was its estimated sales price.

Restructuring Charges. Restructuring charges were $5.4 million for the nine months ended September 30, 2011, resulting from the sale of an FSO unit, Karratha Spirit, the termination of the time-charter for the Basker Spirit, and employment costs related to the termination of certain crew members of the two vessels.

FPSO Segment

Our floating, production, storage and offloading (or FPSO) segment (which includes our Teekay Petrojarl business unit) includes the FPSO units and other vessels used to service our FPSO contracts. As at September 30, 2012, in addition to seven 100% owned FPSO units, the FPSO segment had one FPSO unit under construction, scheduled to deliver in early 2014, a 50% interest in one FPSO unit under conversion, and accounted for one FPSO unit, the Voyageur Spirit, to be acquired in early 2013 as a variable interest entity (or VIE). We use these units and vessels to provide transportation, production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term fixed-rate time-charter contracts or FPSO service contracts. Historically, the utilization of FPSO units and other vessels in the North Sea is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to offshore oil platforms, which generally reduce oil production.

The following table presents our FPSO segment’s operating results for the three and nine months ended September 30, 2012 and 2011 and also provides a summary of the calendar-ship-days for our FPSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change

Revenues	136,008	104,892	29.7	400,874	312,167	28.4
Voyage expenses	—	—	—	232	—	100.0
Vessel operating expenses	83,460	61,479	35.8	231,823	178,490	29.9
Depreciation and amortization	33,803	23,845	41.8	101,366	70,791	43.2
General and administrative (1)	17,192	10,320	66.6	50,191	38,537	30.2
Gain on sale of equipment	—	(5,600)	(100.0)	—	(5,600)	(100.0)

Income from vessel operations	1,553	14,848	(89.5)	17,262	29,949	(42.4)

Calendar-Ship-Days
Owned Vessels	920	736	25.0	2740	2184	25.5

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the FPSO segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The number of our FPSO units for the three and nine months ended September 30, 2012 increased compared to the same periods last year, due to our acquisition of the Hummingbird Spirit FPSO unit in November 2011, the acquisition of Piranema Spirit FPSO unit by Teekay Offshore in November 2011, and our agreement entered into during November 2011 to acquire the Voyageur Spirit upon completion of certain upgrades and commencement of the unit’s charter contract (expected during the first quarter of 2013) from Sevan (or the Sevan Acquisitions). The Voyageur Spirit has been accounted for as a VIE since November 2011. Please read “Item 1 – Financial Statements: Note 4(a) – Acquisitions – FPSO Units and Investment in Sevan Marine ASA.”

Revenues. Revenues increased for the three and nine months ended September 30, 2012 compared to the same periods last year, primarily due to:

•	increases of $48.6 million and $131.1 million, respectively, for the three and nine months ended September 30, 2012, due to the Sevan Acquisitions; and

•

increases of $1.6 million and $4.3 million, respectively, for the three and nine months ended September 30, 2012, due to increased rates on the Petrojarl Varg and Rio das Ostras FPSO units in accordance with the annual escalation adjustments of the charter contracts;

partially offset by

•

decreases of $13.0 million and $38.4 million, respectively, for the three and nine months ended September 30, 2012, due to the December 2011 weather-related incident with the Petrojarl Banff FPSO unit;

•	a decrease of $5.8 million for the three and nine months ended September 30, 2012, due to a scheduled maintenance shutdown of the Petrojarl Foinaven in mid-August 2012;

•	a decrease $3.5 million for the nine months ended September 30, 2012, relating to payments during 2011 to us for services previously rendered to the charterer of the Rio das Ostras FPSO unit; and

•

decreases of $0.9 million and $2.4 million, respectively, for the three and nine months ended September 30, 2012, due to decreased incentive payments and lower production on the Petrojarl Varg FPSO unit, partly due to a planned maintenance shutdown in the second quarter of 2012.

Vessel Operating Expenses. Vessel operating expenses increased during the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to:

•	increases of $30.3 million and $77.4 million, respectively, for the three and nine months ended September 30, 2012, due to the Sevan Acquisitions;

partially offset by

•	decreases of $9.5 million and $17.5 million, respectively, for the three and nine months ended September 30, 2012 due to the December 2011 weather-related incident with the Petrojarl Banff FPSO unit;

•

decreases of $0.8 million and $4.5 million, respectively, for the three and nine months ended September 30, 2012, due to repairs on the Rio das Ostras FPSO unit while on yard stay and higher consumables and spares during the first quarter of 2011 and deployment to the field during the second quarter of 2011; and

•	a decrease of $3.4 million for the nine months ended September 30, 2012, due to lower repair and maintenance costs on the Petrojarl Foinaven FPSO unit and Petrojarl I FPSO unit.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to the Sevan Acquisitions.

Gain on Sale of Vessels and Equipment. Gain on sale of vessels and equipment, net of write-downs of vessels and equipment for the three and nine months ended September 30, 2011 relates to a gain on sale of equipment related to the Tiro and Sidon project.

Liquefied Gas Segment

Our liquefied gas segment (which includes our Teekay Gas Services business unit) consists of liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charter contracts. The following table presents our liquefied gas segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change

Revenues	71,462	69,642	2.6	213,201	202,277	5.4
Voyage expenses	100	36	177.8	249	3,863	(93.6)

Net revenues	71,362	69,606	2.5	212,952	198,414	7.3
Vessel operating expenses	11,476	11,803	(2.8)	33,108	36,025	(8.1)
Depreciation and amortization	17,158	15,594	10.0	51,841	46,646	11.1
General and administrative (1)	4,467	4,688	(4.7)	16,134	15,426	4.6

Income from vessel operations	38,261	37,521	2.0	111,869	100,317	11.5

Calendar-Ship-Days
Owned Vessels and Vessels under Direct Financing Lease	1,472	1,303	13.0	4,384	3,671	19.4

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas segment based on estimated use of corporate resources. For further discussion, please read “Operating Results – General and Administrative Expenses.”

As at September 30, 2012, our liquefied gas segment fleet (in which our interests ranged from 33% to 100%) included 27 LNG carriers and five LPG/multigas carriers. Our partial interests in LNG carriers include our 33% interest in the four Angola LNG carriers, our 40% interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers (or the RasGas 3 LNG Carriers), our 50% interest in our joint ventures with Exmar NV (the Excalibur and Excelsior Joint Ventures), which own two LNG carriers (the Excalibur and Excelsior LNG Carriers), our 52% interest in the Teekay LNG – Marubeni Joint Venture, which owns six LNG carriers (or the MALT LNG Carriers), our 70% interest in the Teekay Tangguh Joint Venture, which owns the Tangguh Hiri and the Tangguh Sago (or the Tangguh LNG Carriers), and our 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers). All of our LNG and LPG carriers operate under medium or long-term, fixed-rate charters.

During the three and nine months ended September 30, 2012, our liquefied gas segment’s operating results included 11 LNG carriers (excluding the six MALT LNG Carriers, the four Angola LNG carriers, the four RasGas 3 LNG Carriers and the Excalibur and Excelsior Carriers that are all accounted for under the equity method) and five LPG carriers. Our total calendar-ship-days increased by 13.0% and 19.4%, respectively, for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily as a result of the delivery of two multigas carriers, the Norgas Unikum, in June 2011, and the Norgas Vision, in October 2011, and the delivery of an LPG carrier, the Norgas Camilla, in September 2011 (collectively, the 2011 Gas Carrier Deliveries).

Net Revenues. Net revenues increased for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to:

•	increases of $2.2 million and $9.6 million, for the three and nine months ended September 30, 2012, respectively, due to the 2011 Gas Carrier Deliveries;

•

increases of $1.4 million and $8.9 million, for the three and nine months ended September 30, 2012, respectively, from the Arctic Spirit and Polar Spirit due to the increase in hire rates under the new charter contracts for the vessels signed in 2011;

•	an increase of $0.6 million for the nine months ended September 30, 2012 due to one additional calendar day during 2012;

•

increases of $0.3 million and $1.0 million, for the three and nine months ended September 30, 2012, respectively, due to operating expense recovery adjustments and increases in the charter-hire rates for the Tangguh Hiri and Tangguh Sago; and

•	increases of $0.1 million and $0.4 million, for the three and nine months ended September 30, 2012, respectively, due to escalation of charter-hire rates for Al Areesh, Al Daayen and Al Marrouna;

partially offset by

•

decreases of $2.2 million and $4.2 million for the three and nine months ended September 30, 2012, respectively, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same periods last year;

•	a decrease of $1.4 million for the nine months ended September 30, 2012 due to the Hispania Spirit being off-hire for 21 days in the second quarter of 2012 for a scheduled dry docking; and

•	a decrease of $0.9 million for the nine months ended September 30, 2012 due to a one-time payment made to the charterer of the Galicia Spirit for delaying the scheduled dry docking.

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to:

•

decreases of $0.6 million and $1.4 million for the three and nine months ended September 30, 2012 primarily due to the effect on our Euro-denominated crew manning expenses from the weakening of the Euro against the U.S. Dollar during 2012 compared to 2011 (a portion of our vessel operating expenses are denominated in Euros, which is primarily due to the nationality of our crew);

•

decreases of $0.1 million and $1.0 million, respectively, for the three and nine months ended September 30, 2012, due to the cancellation of loss of hire insurance on Tangguh Hiri and Tangguh Sago in the third quarter of 2011 and lower insurance premiums on certain LNG carriers; and

•	a decrease of $0.8 million for the nine months ended September 30, 2012, due to maintenance on the Tangguh Hiri during the second quarter of 2011 relating to a scheduled dry docking.

Depreciation and Amortization. Depreciation and amortization increased for the three and nine months ended September 30, 2012, from the same periods last year, primarily as a result of:

•

increases of $0.8 million and $3.1 million, respectively, for the three and nine months ended September 30, 2012, as a result of amortization of dry-dock expenditures incurred in 2011 and the first and second quarters of 2012 (the dry docking of the Al Daayan in the first quarter of 2012 did not result in any off-hire days based on the time-charter contract and, therefore, did not result in a corresponding decrease in revenue during the dry-docking period); and

•	increases of $0.6 million and $2.8 million, respectively, for the three and nine months ended September 30, 2012, due to the 2011 Gas Carrier Deliveries.

Conventional Tanker Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters or contracts of affreightment that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

a) Fixed-Rate Tanker Sub-Segment

Our fixed-rate tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), includes conventional crude oil and product tankers on fixed-rate time charters with an original duration of more than one year. However, the Bermuda Spirit’s and Hamilton Spirit’s charter contracts are in the process of being renegotiated which will reduce the charter rate on both vessels for a period of up to two years within the remaining nine year duration of the existing charters. The renegotiated charter will result in a reduction in the charter rate by a maximum amount of approximately $12,000 per day for each vessel in this renegotiated period and as a consequence, our future revenue, earnings and cash flow will be negatively impacted. We also have a 50% interest in a VLCC under construction that is scheduled for delivery in the second quarter of 2013, which will be accounted for under the equity basis. Upon delivery, this vessel will commence operation under a time-charter for a term of five years. Please read Item 1 – Financial Statements: Note 10(b) – Commitments and Contingencies – Joint Ventures.

The following table presents our fixed-rate tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change

Revenues	75,091	99,664	(24.7)	236,536	278,174	(15.0)
Voyage expenses	1,614	1,254	28.7	4,849	3,251	49.2

Net revenues	73,477	98,410	(25.3)	231,687	274,923	(15.7)
Vessel operating expenses	29,833	34,007	(12.3)	83,662	89,194	(6.2)
Time-charter hire expense	4,069	10,482	(61.2)	18,030	27,091	(33.4)
Depreciation and amortization	17,303	22,060	(21.6)	55,297	63,397	(12.8)
General and administrative (1)	7,093	10,022	(29.2)	21,751	36,031	(39.6)
Loss on sale of vessels and write-downs of vessels	—	58,131	(100.0)	—	58,252	(100.0)
Goodwill impairment	—	10,809	(100.0)	—	10,809	(100.0)
Restructuring charges	2,676	—	—	2,676	16	16,625.0

Income (loss) from vessel operations	12,503	(47,101)	(126.5)	50,271	(9,867)	(609.5)

Calendar-Ship-Days
Owned Vessels	2,753	3,272	(15.9)	8,626	9,123	(5.4)
Chartered-in Vessels	276	552	(50.0)	975	1,454	(32.9)

Total	3,029	3,824	(20.8)	9,601	10,577	(9.2)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the fixed-rate tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average fleet size of our fixed-rate tanker sub-segment (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and nine months ended September 30, 2012 compared with the same periods last year due to:

•	the transfer of eight Aframax tankers to the spot-rate tanker sub-segment; and

•	the redeliveries of one in-chartered Suezmax tanker and one in-chartered Medium Range (MR) product tanker;

partially offset by

•	the transfer of two Aframax tankers from the spot-rate tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Net Revenues. Net revenues decreased for the three and nine months ended September 30, 2012 compared to the same periods last year, primarily due to:

•	decreases of $22.0 million and $39.7 million, respectively, for the three and nine months ended September 30, 2012, due to the Net Fleet Reductions; and

•

decreases of $3.1 million and $6.0 million, respectively, for the three and nine months ended September 30, 2012, from new or renewed time-charter out contracts at lower rates for certain of our Aframax tankers during 2011;

partially offset by

•

increases of $0.6 million and $1.3 million, respectively, for the three and nine months ended September 30, 2012, due to adjustments to the daily charter rates based on inflation and an increase in interest rates in accordance with the time-charter contracts for five Suezmax tankers (however, under the terms of capital leases relating to these vessels, we had corresponding increases in our lease payments, which are reflected as increases to interest expense; therefore, these and future similar interest rate adjustments do not affect our cash flow or net income (loss)).

Vessel Operating Expenses. Vessel operating expenses decreased for the three and nine months ended September 30, 2012 from the same periods last year, primarily due to decreases of $4.2 million and $5.5 million for the three and nine months ended September 30, 2012, respectively, due to a Net Fleet Reductions and timing of repairs and maintenance costs.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to a net decrease in the number of in-chartered vessel days as vessels were redelivered to their owners upon expiration of their contracts.

Depreciation and Amortization. Depreciation and amortization expense decreased for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to the Net Fleet Reductions and lower net book values for certain vessels in the fixed tanker sub-segment as a result of write-downs taken in 2011.

Loss on Sale of Vessels and Equipment. Loss on sale of vessels and equipment for the three and nine months ended September 30, 2011, relates primarily to a write-down of certain vessels to their estimated fair values.

Goodwill Impairment. Goodwill impairment for the three and nine months ended September 30, 2011, relates to the write-down of goodwill from a previous acquisition. Please read Item 1 – Financial Statements: Note 7 – Goodwill Impairment Charge and “Critical Accounting Estimates”.

b) Spot Tanker Sub-Segment

Our spot tanker sub-segment, a subset of our conventional tanker segment (which includes our Teekay Tankers Services business unit), consists of conventional crude oil tankers and product carriers operating on the spot tanker market or subject to time-charters or contracts of affreightment that are priced on a spot-market basis or are short-term, fixed-rate contracts. We consider contracts that have an original term of less than one year in duration to be short-term. Our conventional Aframax, Suezmax, and large and medium product tankers are among the vessels included in the spot tanker sub-segment. During the fourth quarter of 2012, one 1994-built conventional tanker and two 1992-built conventional tankers have been or are expected to be sold.

Our spot tanker market operations contribute to the volatility of our revenues, cash flow from operations and net income (loss). Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

The following table presents our spot tanker sub-segment’s operating results and compares its net revenues (which is a non-GAAP financial measure) to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2012	2011	% Change	2012	2011	% Change

Revenues	35,347	37,850	(6.6)	136,303	192,516	(29.2)
Voyage expenses	7,307	11,534	(36.7)	22,236	57,045	(61.0)

Net revenues	28,041	26,316	6.6	114,067	135,471	(15.8)
Vessel operating expenses	16,959	15,543	9.1	47,884	54,026	(11.4)
Time-charter hire expense	8,407	18,258	(54.0)	43,331	79,715	(45.6)
Depreciation and amortization	13,157	13,099	0.4	38,770	41,292	(6.1)
General and administrative (1)	7,187	10,114	(28.9)	23,003	35,353	(34.9)
Loss on sale of vessels and write-downs of vessels	6	30,959	(100.0)	2,030	40,072	(94.9)
Goodwill impairment	—	25,843	(100.0)	—	25,843	(100.0)
Restructuring charges	1,243	69	1,701.4	2,768	123	2,150.4

Loss from vessel operations	(18,919)	(87,569)	(78.4)	(43,719)	(140,953)	(69.0)

Calendar-Ship-Days
Owned Vessels	2,031	1,645	22.1	5,788	5,567	4
Chartered-in Vessels	461	1,193	(61.4)	2,521	4,274	(41)

Total	2,492	2,838	(13.0)	8,309	9,841	(16)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the spot tanker sub-segment based on estimated use of corporate resources. For further discussion, please read “Other Operating Results – General and Administrative Expenses.”

The average size of our spot tanker fleet (including vessels chartered-in), as measured by calendar-ship-days, decreased for the three and nine months ended September 30, 2012, compared to the same period last year, primarily due to:

•	the sale of one Aframax tanker in 2012 and the sale of one Aframax tanker in 2011;

•	the redeliveries, on a net basis, of six in-chartered Aframax tankers and three in-chartered Suezmax tankers;

•	the redeliveries of two in-chartered Long Range 2 (or LR2) product tanker and one in-chartered Very-Large Crude Carrier (or VLCC); and

•	the transfer of two Aframax tankers to the fixed-rate tanker sub-segments;

partially offset by

•	the transfer of eight Aframax tankers, on a net basis, from the fixed-rate tanker sub-segment.

The collective impact from the above noted fleet changes are referred to below as the Net Spot Fleet Reductions.

Tanker Market and TCE Rates

Suezmax tanker spot rates weakened considerably during the third quarter of 2012, dragged lower by an extremely weak VLCC market, reduced demand for West African imports into the US and an ample supply of available vessels. Aframax spot rates remained relatively steady during the quarter, although rates in the Atlantic were reduced somewhat by seasonal North Sea oil field maintenance. Rates have remained relatively weak during the start of the fourth quarter of 2012, although the recent end of the refinery maintenance season and the onset of winter weather conditions in the Northern Hemisphere could provide some support to crude tanker demand in the coming months.

Long Range 2 (or LR2) product tanker rates improved during the third quarter of 2012 to the highest level experienced in two years. An increase in long-haul naphtha movements into Asia due to improved demand and refinery outages in Asia was the main catalyst for rate increases compared to previous quarters. Reduced competition for westbound gasoil cargoes from newbuilding crude tankers delivering in Asia also provided support to rates on those trades.

The global tanker fleet grew by a net amount of 14.6 million deadweight tons (mdwt), or 3.1%, though the first nine months of 2012 compared to growth of 22.0 mdwt, or 4.9%, in the same period of 2011. A total of 25.5 mdwt of tankers have delivered into the fleet during 2012 while 10.9 mdwt have been removed for scrapping or conversion. The level of new tanker ordering remains extremely low with just 8.1 mdwt of new tankers ordered in 2012 to-date. As a result the tanker order book has shrunk to just 62 mdwt, or 13% the size of the existing fleet, the lowest since the first quarter of 2003 on an absolute basis and the lowest level since the second quarter of 2000 on an order book-to-fleet basis.

As a result of continued headwinds in the global economy, the International Monetary Fund (IMF) recently downgraded its outlook for global GDP growth in 2012 and 2013 to 3.3% and 3.6% respectively, from 3.5% and 3.9% growth in its July 2012 report. This has translated into lower 2013 oil demand growth estimates from the major forecasting agencies with an average growth rate of 0.8 million barrels per day (mb/d) for 2013 from the International Energy Agency (IEA), Energy Information Administration (EIA) and Organization of Petroleum Exporting Countries (OPEC).

	Three Months Ended
	September 30, 2012			September 30, 2011
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	12,801	892	14,355	8,873	983	9,023
Aframax Tankers	12,663	1,046	12,108	11,986	1,310	9,153
Large/Medium Product Tankers/VLCC	3,451	276	12,503	5,200	433	12,002
Other (2)	(874)	—	—	257	—	—

Totals	28,041	2,214	12,667	26,316	2,726	9,653

	Nine Months Ended
	September 30, 2012			September 30, 2011
	Net		TCE	Net		TCE
	Revenues	Revenue	Rate	Revenues	Revenue	Rate
Vessel Type	($000’s)	Days		$($000’s)	Days	$

Spot Fleet (1)
Suezmax Tankers	61,839	2,883	21,452	51,957	3,381	15,368
Aframax Tankers	42,246	3,784	11,165	63,058	4,847	13,011
Large/Medium Product Tankers/VLCC	12,523	1,051	11,915	20,040	1,426	14,055
Other (2)	(2,541)	—	—	415	—	—

Totals	114,067	7,718	14,780	135,470	9,654	14,034

(1)	Spot fleet includes short-term time-charters and fixed-rate contracts of affreightment less than one year.
(2)	Includes the cost of spot in-charter vessels servicing fixed-rate contract of affreightment cargoes, the write-off of doubtful debts and the cost of fuel while offhire.

Average spot tanker TCE rates increased for the three and nine months ended September 30, 2012, compared to the same period last year. The TCE rates for the three and nine months ended September 30, 2012 generally reflect continued weak global oil demand caused by the global economic slowdown. Partially in response to this global economic slowdown, we reduced our exposure to the spot tanker market through the sale of certain vessels that were trading on the spot market, entered into fixed-rate time charters for certain tankers that were previously trading in the spot market, and re-delivered in-chartered vessels. This shift away from our spot tanker employment to fixed-rate employment provided increased cash flow stability through a volatile spot tanker market.

Net Revenues. Net revenues increased for the three months ended September 30, 2012 compared to the same periods last year primarily due to:

•	increases of $8.2 million for the three months ended September 30, 2012 from increases in our average spot tanker TCE rates;

partially offset by

•	decreases of $6.5 million for the three months ended September 30, 2012 relating to the Net Spot Fleet Reductions and the lay-up of two vessels since March 2012.

Net revenues decreased for the nine months ended September 30, 2012 compared to the same periods last year primarily due to:

•	decreases of $27.0 million for the nine months ended September 30, 2012 relating to the Net Spot Fleet Reductions and the lay-up of two vessels since March 2012;

partially offset by

•	increases of $5.6 million for the nine months ended September 30, 2012 from increases in our average spot tanker TCE rates.

Vessel Operating Expenses. Vessel operating expenses slightly increased for the three and nine months ended September 30, 2012, compared to the same periods last year, primarily due to the timing of repairs and maintenance costs, and decreased for the nine months ended September 30, 2012, compared to the same period last year, primarily due to the Net Spot Fleet Reductions.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended September 30, 2012, compared to the same period last year, primarily due to a decrease in the in-charter contract hire rates and our redeliveries of previously chartered-in vessels upon expiration of their in-charter contracts.

Depreciation and Amortization. Depreciation and amortization expense were relatively consistent for the three months ended September 30, 2012, compared to the same period last year, and decreased for the nine months ended September 30, 2012, compared to the same period last year, primarily due to the Net Fleet Reductions.

Loss on Sale of Vessels and Write-downs of Vessels. Loss on sale of vessels and equipment for the nine months ended September 30, 2012, relates primarily to the sale of a 1997-built conventional tanker. Loss on sale of vessels and equipment for the three and nine months ended September 30, 2011, relates primarily to a write-down of certain older vessels to their estimated fair values. Please read “Item 1 – Financial Statements: Note 7 (a) Vessel Sales.”

Goodwill Impairment. Goodwill impairment for the three and nine months ended September 30, 2011, relates to the write-down of goodwill from a previous acquisition. Please read Item 1 – Financial Statements: Note 7 – Goodwill Impairment Charge and “Critical Accounting Estimates”.

Restructuring Charges. Restructuring charges for the three and nine months ended September 30, 2012, primarily relate to costs incurred in association with the reorganization of our marine operations. Please read Item 1 – Financial Statements: Note 12 – Restructuring Charges.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2012 and 2011:

(in thousands of U.S. dollars, except percentages)	Three Months Ended September 30,			Nine Months Ended September 30,
	2012	2011	% Change	2012	2011	% Change

General and administrative	(49,630)	(48,801)	1.7	(153,780)	(170,292)	(9.7)
Interest expense	(41,652)	(33,649)	23.8	(126,659)	(99,959)	26.7
Interest income	674	2,394	(71.8)	4,365	7,316	(40.3)
Realized and unrealized loss on non-designated derivative instruments	(35,149)	(219,570)	(84.0)	(124,932)	(298,453)	(58.1)
Equity income (loss)	30,179	(40,624)	(174.3)	53,114	(40,282)	(231.9)
Foreign exchange (loss) gain	(8,504)	26,230	(132.4)	(6,493)	(1,267)	412.5
Other (loss) income	(376)	766	(149.1)	2,056	1,820	13.0
Income tax (expense) recovery	(4,039)	(1,487)	171.6	1,378	(4,321)	(131.9)

General and Administrative. General and administrative expenses were $49.6 million and $153.8 million, respectively, for the three and nine months ended September 30, 2012, compared to $48.8 million and $170.3 million, respectively, for the same periods last year. General and administrative expenses for the nine months ended September 30, 2012 decreased compared to the same period last year primarily due to the following changes:

•

a decrease of $11.5 million in salaries and benefits, primarily due to a one-time pension expense in the nine months ended September 30, 2011 related to the retirement of our former President and Chief Executive Officer;

•

a decrease of $7.4 million in equity-based compensation for management, primarily due to the accelerated timing of accounting recognition of certain stock awards as a result of certain management employees meeting retirement eligibility criteria for the nine months ended September 30, 2011;

•	a decrease of $4.1 million due to an increase in management fees recoveries for the nine months ended September 30, 2012;

•	a decrease of $2.8 million in travel-related expenses for the nine months ended September 30, 2012; and

•	a decrease of $1.5 million in employee training, hiring and relocation expenses;

partially offset by

•	an increase of $7.2 million as a result of the Sevan Acquisitions; and

•	an increase of $3.1 million from our short-term incentive program for employees and management.

In May 2012, we commenced the reorganization of our marine operations to create greater alignment with our business units and our three publicly-listed subsidiaries. We expect to incur approximately $10 million of one-time restructuring charges associated with this reorganization and realize annual cost savings of approximately $8-10 million commencing in the fourth quarter of 2012. Please read “Item 1 – Financial Statements: Note 12 Restructuring Charges.”

Interest Expense. Interest expense increased to $41.7 million and $126.7 million, respectively, for the three and nine months ended September 30, 2012, from $33.6 million and $100.0 million, respectively, for the same periods last year, primarily due to:

•

increases of $4.3 million and $12.2 million, respectively, for the three and nine months ended September 30, 2012 due to the acquisition of the Hummingbird Spirit FPSO unit and Piranema Spirit FPSO in November 2011;

•

increases of $4.1 million and $9.1 million, respectively, for the three and nine months ended September 30, 2012 as a result of the NOK bond issuances by Teekay Offshore and Teekay LNG in January 2012 and May 2012, respectively;

•	increases of $0.5 million and $5.8 million, respectively, for the three and nine months ended September 30, 2012 due to increased LIBOR rates and higher average debt balances in 2012;

•

increases of $0.7 million and $2.3 million, respectively, for the three and nine months ended September 30, 2012 as a result of refinancing on of our debt facilities with a higher margin than the previous debt facility;

•

increases of $0.6 million and $2.3 million, respectively, for the three and nine months ended September 30, 2012, due to an increase in our borrowings upon our acquisitions of three LPG/multigas vessels during the second, third and fourth quarters of 2011;

•	increases of $0.2 million and $0.7 million for the three and nine months ended September 30, 2012, respectively, due to the delivery of the Scott Spirit and Peary Spirit shuttle tankers; and

•

increases of $0.1 million and $0.5 million for the three and nine months ended September 30, 2012, respectively, due to an interest rate adjustment on our five Suezmax tanker capital lease obligations;

partially offset by

•

decreases of $1.3 million and $3.9 million, respectively, for the three and nine months ended September 30, 2012, due to the maturity of the Madrid Spirit capital lease in the fourth quarter of 2011 (The Madrid Spirit was financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash); and

•	decreases of $1.2 million and $2.3 million for the three and nine months ended September 30, 2012, respectively, due to lower EURIBOR related to Euro-denominated debt.

Interest Income. Interest income decreased by $1.7 million and $3.0 million, respectively, for the three months and nine months ended September 30, 2012, compared to the same periods last year, primarily due to the termination of the capital lease on one LNG carrier, the Madrid Spirit, during the fourth quarter of 2011, which was funded from restricted cash.

Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized losses on non-designated derivatives were $35.1 million and $124.9 million, respectively, for the three and nine months ended September 30, 2012, compared to $219.6 million and $298.5 million, respectively, for the three and nine months ended September 30, 2011, as detailed in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2012	2011	2012	2011

Realized (losses) gains relating to:
Interest rate swap agreements	(30,027)	(32,447)	(90,112)	(99,136)
Interest rate swap agreement amendments	—	(34,426)	—	(127,098)
Foreign currency forward contracts	(876)	4,212	508	9,095
Forward freight agreements and bunker fuel swap contracts	—	(6)	—	36
Foinaven embedded derivative	—	—	11,452	—

	(30,903)	(62,667)	(78,152)	(217,103)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(8,036)	(142,697)	(49,326)	(74,170)
Foreign currency forward contracts	3,790	(14,324)	5,931	(7,076)
Foinaven embedded derivative	—	118	(3,385)	(104)

	(4,246)	(156,903)	(46,780)	(81,350)

Total realized and unrealized losses on derivative instruments	(35,149)	(219,570)	(124,932)	(298,453)

The realized losses relate to amounts we actually realized or paid to settle such derivative instruments and interest rate swap agreement amendments. The unrealized losses on interest rate swaps for the three months and nine months ended September 30, 2012 and 2011 were primarily due to changes in the forward interest swap rates.

During the three and nine months ended September 30, 2012 and 2011, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $4.8 billion and $4.3 billion for the respective periods, with average fixed rates of approximately 3.9% and 4.1%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $30.0 million and $90.1 million during the three and nine months ended September 30, 2012 compared to $32.4 million and $99.1 million for the respective periods in the prior year under the interest rate swap agreements. We also incurred realized losses of $34.4 million and $127.1 million during the three and nine months ended September 30, 2011, respectively, for amending the terms of five interest rate swaps to reduce the weighted-average fixed interest rate from 5.1% to 2.5% and the termination of a swap.

Primarily as a result of significant changes in long-term benchmark interest rates during the three and nine months ended September 30, 2012, we recognized unrealized losses of $8.0 million and $49.3 million, respectively, compared with unrealized losses of $142.7 million and $74.2 million for the same periods last year. Please read “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Equity Income (Loss). Our equity income increased to $30.2 million and $53.1 million, respectively, for the three and nine months ended September 30, 2012, compared to equity losses of $40.6 million and $40.3 million, respectively, for the same periods last year, primarily due to:

•	increases of $23.4 million and $31.6 million, for the three and nine months ended September 30, 2012, respectively, related to the Angola LNG Project deliveries;

•

increases of $19.7 million and $18.1 million for the three and nine months ended September 30, 2012, respectively, due to the equity loss and write-down of our investment in Petrotrans Holdings Ltd., a 50% joint venture in the prior year;

•

increases of $13.0 million and $26.3 million, for the three and nine months ended September 30, 2012, respectively, due to the acquisition of a 52% ownership interest in the six MALT LNG carriers in February 2012;

•	an increase of $10.8 million for the three and nine months ended September 30, 2012, due to the sale of our interest in the Ikdam FPSO unit; and

•	increases of $4.6 million and $6.9 million, for the three and nine months ended September 30, 2012, respectively, related to the Exmar and RasGas 3 joint ventures.

For the three and nine months ended September 30, 2012, equity income includes losses of $(1.9) million and $(5.4) million, respectively, which relates to our share of unrealized losses on interest rate swaps, compared to unrealized losses on interest rate swaps of $(26.2) million and $(34.4) million, respectively, included in equity income (loss) for the same periods last year.

Foreign Exchange Gain (Loss). Foreign currency exchange losses were ($8.5) million and ($6.5) million, respectively, for the three and nine months ended September 30, 2012, compared to foreign currency exchange gains and (losses) of $26.2 million and ($1.3) million, respectively, for the same periods last year. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our Norwegian Kroner-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains (losses) on our cross currency swaps. Losses on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Gains on Norwegian Kroner-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

Income Tax (Expense) Recovery. Income tax (expense) recovery was ($4.0) million and $1.4 million, for the three and nine months ended September 30, 2012, compared to income tax expenses of ($1.5) million and ($4.3) million, for the same periods last year. The increase to income tax expense was primarily due to (i) having no deferred tax recovery relating to our Norwegian entities in the current period, as we have taken a full valuation allowance against the deferred tax asset relating to Norwegian tax losses since the third quarter of 2011, and (ii) a reversal of uncertain tax position accruals.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions by us or our subsidiaries. Our short-term liquidity requirements are for the payment of operating expenses, debt servicing costs, dividends, scheduled repayments of long-term debt, as well as funding our working capital requirements. As at September 30, 2012, our cash and cash equivalents totaled $586.9 million, compared to $692.1 million as at December 31, 2011. As at September 30, 2012 and December 31, 2011, our total liquidity, including cash and undrawn credit facilities, was $1.9 billion and $1.5 billion.

Our spot tanker market operations contribute to the volatility of our net operating cash flow. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, spot tanker markets historically have exhibited seasonal variations in charter rates. Spot tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

As at September 30, 2012, we had $658.6 million of scheduled debt repayments coming due within the next 12 months. In addition, as at September 30, 2012, we had $168.1 million of capital lease obligations for five Suezmax tankers coming due within the next 12 months. We may be obligated to purchase the five tankers, as the lessor has the option to sell these vessels to us any time after 2012. The exercise of such option, would require us to satisfy the purchase price either by assuming the existing vessel financing, if the lender consents, or by financing the purchase using existing liquidity or by obtaining new debt or equity financing. We believe that our existing cash and cash equivalents and undrawn long-term borrowings, in addition to other sources of cash such as cash from operations and other debt and equity financings, will be sufficient to meet our existing liquidity needs for at least the next 12 months. Our operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity securities and debt instruments and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $271 million, which mostly relates to our remaining 2012 capital expenditure commitments. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at September 30, 2012.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

As at September 30, 2012, our revolving credit facilities provided for borrowings of up to $2.8 billion, of which $1.3 billion was undrawn. The amount available under these revolving credit facilities reduces by $155.5 million (remainder of 2012), $745.6 million (2013), $769.8 million (2014), $226.4 million (2015), $146.4 million (2016) and $784.0 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 61 of our vessels, together with other related security, and are guaranteed by us or our subsidiaries.

Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Some of the term loans also have bullet or balloon repayments at maturity and are collateralized by first-priority mortgages granted on 39 of our vessels, together with other related security, and are generally guaranteed by us or our subsidiaries.

Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and certain loan agreements require the maintenance of market value to loan ratios. Certain loan agreements require that a minimum level of free cash be maintained and, as at September 30, 2012, this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5% to 7.5% of total debt. As at September 30, 2012, this amount was $299.4 million. We were in compliance with all of our loan covenants at September 30, 2012.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk. ”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Nine Months Ended September 30,
	2012	2011
Net operating cash flows	262,545	48,356
Net financing cash flows	58,457	554,704
Net investing cash flows	(426,228)	(607,405)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of an increase in tanker supply and the reduction in global oil demand that was caused by a slow-down in global economic activity that began in late 2008.

Net cash flow from operating activities increased to $262.5 million for the nine months ended September 30, 2012, from $48.4 million for the nine months ended September 30, 2011. This increase was primarily due to a $71.8 million net increase in income from vessel operations before amortization of in-process revenue contracts, depreciation and amortization, loss on sale of vessels and write-downs of vessels, and goodwill impairment of our four reportable segments. In addition, there was a $106.5 million decrease in interest expense (including interest income and realized losses on interest rate swaps) in the nine months ended September 30, 2012 compared to the same period in 2011. Relating to the $109.3 million net decrease in interest expense, a total of $127.1 million was paid in the nine months ended September 30, 2011 to the counterparties of five interest rate swap agreements with notional amounts totaling $665.1 million in consideration for amending the terms of such agreements to reduce the weighted average fixed interest rate from 5.1% to 2.5%, and the termination of a swap. There was a decrease of $21.1 million on expenditures for dry docking and decrease of $6.3 million in the change in operating assets and liabilities in the nine months ended September 30, 2012 compared to the same period in 2011, which also contributed to the increase in cash flows from operating activities.

For further discussion of our four reportable segments, please read “Results of Operations.”

Financing Cash Flows

We have three publicly-traded subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers (collectively, the Daughter Companies), in which we have less than 100% ownership interests. It is our intention that the Daughter Companies hold most of our liquefied gas transportation assets (Teekay LNG), our offshore assets, including shuttle tankers, FPSO units and FSO units (Teekay Offshore), and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these lines of businesses to the Daughter Companies. The Daughter Companies distribute operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of debt and new equity from public or private investors or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $496.3 million in the nine months ended September 30, 2012, compared to $285.4 million in the same period last year. As the size of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of the operating cash flows generally have increased, which has resulted in larger aggregate distributions. Consequently, distributions from the Daughter Companies to non-controlling interests have increased to $182.6 million in the nine months ended September 30, 2012, from $153.0 million in the same period last year.

We use our revolving credit facilities to finance capital expenditures. Occasionally, we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, decreased to $(24.4) million in the nine months ended September 30, 2012, from $794.9 million in the same period last year. The net proceeds from the issuance of long-term debt decreased as a result of the prepayments of long-term debt from the net proceeds raised from issuances of new equity.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt were $205.3 million in the nine months ended September 30, 2012, compared to $180.8 million in the same period last year.

In October 2010, Teekay announced a $200 million share repurchase program. We repurchased $nil and $118.0 million of common stock during the nine months ended September 30, 2012 and 2011, respectively. As at September 30, 2012, the total remaining amount under the share repurchase authorization was $37.7 million.

Dividends paid during the nine months ended September 30, 2012 were $61.3 million, compared to $70.1 million for the nine months ended September 30, 2011, or $0.9488 per share for each period. Subject to financial results and declaration by our Board of Directors, we currently intend to continue to declare and pay a regular quarterly dividend on our common stock. We have paid a quarterly dividend since 1995.

In January 2012, Teekay Offshore issued in the Norwegian bond market NOK 600 million in senior unsecured bonds that mature in January 2017. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. In connection with the bond issuance, Teekay Offshore entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million. Teekay Offshore used the proceeds of the bonds for general corporate purposes. Please read “Item 1 – Financial Statements: Note 8 – Long-Term Debt.”

In February 2012, Teekay Tankers completed a follow-on public offering of 17.3 million shares of Class A common stock at $4.00 per share. Please read “Item 1 – Financial Statements: Note 6 – Financing Transactions.”

In May 2012, Teekay LNG issued in the Norwegian bond market NOK 700 million in senior unsecured bonds that mature in May 2017. The interest payments on the bonds are based on the NIBOR plus a margin of 5.25%. Teekay LNG entered into a cross currency rate swap to swap all interest and principal payments into U.S. Dollars, with the interest payments fixed at a rate of 6.88%, and the transfer of principal fixed at $125.0 million upon maturity in exchange for NOK 700 million. The proceeds of the bonds were used to prepay the outstanding debt under two credit facilities and for general corporate purposes. Please read “Item 1 – Financial Statements: Note 8 – Long-Term Debt.”

In July 2012, Teekay Offshore issued 1.7 million common units to a group of institutional investors for net proceeds, including its general partner’s 2% proportionate capital contribution, of $45.9 million. Teekay Offshore used the proceeds from the issuance of common units to partially finance the shipyard instalments for four Suezmax newbuilding shuttle tankers. Please read “Item 1 – Financial Statements: Note 6 – Financing Transactions.”

In September 2012, Teekay LNG completed a public offering of 4.8 million common units for net proceeds, including its general partner’s 2% proportionate capital contribution, of approximately $182.2 million. Teekay LNG used the proceeds from the offering to repay a portion of its outstanding debt under two of its revolving credit facilities. Please read “Item 1 – Financial Statements: Note 6 – Financing Transactions.”

In September 2012, Teekay Offshore completed a public offering of 7.8 million common units for net proceeds, including its general partner’s 2% proportionate capital contribution, of $211.5 million. Teekay Offshore used the proceeds from the issuance of common units to repay a portion of their outstanding debt under their revolving credit facilities. Please read “Item 1 – Financial Statements: Note 6 – Financing Transactions.”

Investing Cash Flows

During the nine months ended September 30, 2012, we incurred capital expenditures for vessels and equipment of $414.0 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the installment payments and conversion costs of our FPSO units under construction or conversion. We received aggregate net proceeds of $226.2 million from the sale of the Tiro and Sidon FPSO project to the 50% joint venture with Odebrecht, sale of a 1997-built conventional tanker, sale of a 1992-built shuttle tanker and the sale of a joint venture. In addition, we invested $163.5 million in our equity accounted investees, mainly related to the Teekay LNG-Marubeni Joint Venture (including working capital contribution and acquisition costs), and advanced $94.1 million to our equity accounted investees.

We have invested in three term loans with a total principal amount outstanding of $185.0 million as of September 30, 2012. We receive quarterly interest payments on the loans. Two of the loans outstanding are due in July 2013 ($115.0 million in total) and one of the loans outstanding is due in February 2014 ($70.0 million). Each of the three term loans are collateralized by first priority mortgages on three separate VLCC tankers, together with other related security. Income from the loans for the three and nine months ended September 30, 2012 was $4.5 million and $13.4 million, respectively, compared with $4.4 million and $12.3 million for the corresponding periods of 2011. We understand that the borrower on these loans is facing financial difficulties; however, the borrower has not defaulted on its payment obligations under the loans to date. If the borrower were to be unable to make the interest payments or to repay principal under the loans, our interest income would decrease, our financial position may be harmed and we may need to seek to foreclose on our security interest in the VLCC tankers. We estimate that the current value of our security interest in the VLCC tankers exceeds all amounts we are currently owed from the borrower (two loans due in July 2013) and greater than 90% of all amounts we are currently owed from the borrower (loan due in February 2014).

During the nine months ended September 30, 2011, we incurred capital expenditures for vessels and equipment of $561.4 million, primarily for capitalized vessel modifications and shipyard construction installment payments on our newbuilding shuttle tankers and the conversion costs of an FPSO unit. In addition, we invested $70.4 million in a term loan that bears interest at an interest rate of 9% per annum and has a fixed term of three years, repayable in full on maturity and which is collateralized by a first priority mortgage on a 2011-built VLCC. We also received aggregate net proceeds of $33.4 million from the sale of a 1988-built FSO unit, the sale of a 1993-built Aframax tanker and the sale of equipment related to the Tiro and Sidon project.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at September 30, 2012:

	Total	Remainder of 2012	2013 and 2014	2015 and 2016	Beyond 2016
	In millions of U.S. Dollars
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	4,555.5	157.5	1,674.0	566.1	2,157.9
Chartered-in vessels (operating leases)	177.9	27.0	116.6	24.9	9.4
Commitments under capital leases (2)	196.2	5.7	116.8	15.5	58.2
Commitments under capital leases (3)	983.1	6.0	48.0	48.0	881.1
Commitments under operating leases (4)	412.6	6.2	50.0	50.0	306.4
Newbuilding installments/conversion (5)(6)	945.7	196.6	749.1	—	—
Purchase obligation	141.6	141.6	—	—	—
Asset retirement obligation	23.3	—	—	—	23.3

Total U.S. Dollar-Denominated Obligations	7,435.9	540.6	2,754.5	704.5	3,436.3

Euro-Denominated Obligations: (8)
Long-term debt (9)	336.2	3.5	29.8	34.4	268.5

Total Euro-Denominated Obligations	336.2	3.5	29.8	34.4	268.5

Norwegian Kroner-Denominated Obligations: (8)
Long-term debt (10)	331.9	—	104.8	—	227.1

Total Norwegian Kroner-Denominated Obligations	331.9	—	104.8	—	227.1

Total	8,104.0	544.1	2,889.1	738.9	3,931.9

(1)	Excludes expected interest payments of $72.1 million (remainder of 2012), $198.5 million (2013 and 2014), $148.4 million (2015 and 2016) and $199.6 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2012, plus margins on debt that has been drawn that ranges up to 4.00% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge on certain of our floating-rate debt. In November 2011, we agreed to acquire the Voyageur Spirit upon completion of its upgrade. The Voyageur Spirit has been determined to be a VIE and we have been determined to be the primary beneficiary. As a result, we have consolidated the Voyageur Spirit, including its existing U.S. Dollar-denominated term loan outstanding, which totalled $230.4 million as at September 30, 2012.
(2)	Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. The lessor has the option to sell these vessels to us at any time during the remaining lease term; however, in this table we have assumed the lessor will not exercise its right to sell the vessels to us until after the lease terms expire, which is during the years 2013 to 2018. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations.
(3)	Existing restricted cash deposits of $475.7 million, together with the interest earned on these deposits, are expected to be sufficient to repay the remaining amounts we currently owe under the lease arrangements.
(4)	We have corresponding leases whereby we are the lessor. We expect to receive approximately $368.6 million for these leases from 2012 to 2029.
(5)	Represents remaining construction costs (excluding capitalized interest and miscellaneous construction costs) for four shuttle tankers and one FPSO unit as of September 30, 2012. Please read “Financial Statements: Note 10 (a) – Commitments and Contingencies – Vessels Under Construction.”
(6)	We have a 50% interest in a joint venture that has entered into an agreement for the conversion of one FPSO unit and a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at September 30, 2012, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $103.3 million, of which our share is $51.7 million. Please read “Financial Statements: Note 10 (b) – Commitments and Contingencies – Joint Ventures.”
(7)	Represents remaining cost to upgrade and acquire the Voyageur Spirit (net of assumed debt of $230 million) as of September 30, 2012. Please read “Financial Statements: Note 10 (c) – Commitments and Contingencies – Purchase Obligation.”
(8)	Euro-denominated and Norwegian-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2012.
(9)	Excludes expected interest payments of $1.4 million (remainder of 2012), $10.5 million (2013 and 2014), $9.5 million (2015 and 2016) and $9.0 million (beyond 2016). Expected interest payments are based on EURIBOR at September 30, 2012, plus margins that range up to 2.25%, as well as the prevailing U.S. Dollar/Euro exchange rate as of September 30, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable-rate debt.
(10)	Excludes expected interest payments of $6.2 million (remainder of 2012), $41.5 million (2013 and 2014), $35.0 million (2015 and 2016) and $5.3 million (beyond 2016). Expected interest payments are based on NIBOR at September 30, 2012, plus a margin between 4.75% to 5.75%, as well as the prevailing U.S. Dollar/Norwegian Kroner exchange rate as of September 30, 2012. The expected interest payments and principal repayments do not reflect the effect of the related cross currency swap that we have used as an economic hedge of our foreign exchange and interest rate exposure associated with our Norwegian Kroner-denominated long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2011.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2011. There were no significant changes in accounting estimates and assumptions from those discussed in the Form 20-F, except for the decrease in the estimated useful life of six older shuttle tankers. Please read “Item 1 – Financial Statements: Note 19 – Change in Accounting Estimate.”

Goodwill

At September 30, 2012, the shuttle tanker segment and liquefied gas segment had goodwill attributable to them. Based on conditions that existed at September 30, 2012, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2012 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future financial condition or results of operations and future revenue and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	offshore, LNG and LPG market conditions and fundamentals, including the balance of supply and demand in these markets;

•	our future growth prospects;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	delivery dates of and financing for newbuildings and conversions, and the commencement of service of newbuildings and conversions under long-term time-charter contracts;

•	our acquisition of the Voyageur Spirit from Sevan and the estimated remaining time and cost to complete its upgrade;

•

Teekay Offshore’s acquisition from us of the Voyageur Spirit, including the purchase price, timing, and closing of the transaction, which is conditioned upon, among other things, Teekay Offshore obtaining new financing;

•

the impact on the operating income of the Petrojarl Banff FPSO unit resulting from the storm damage to the unit which occurred in December 2011, and related expected recoveries from insurers and the charterer;

•	Teekay Offshore’s acquisition of a 2010-built HiLoad Dynamic Positioning (DP) unit from Remora AS;

•

the impact on Teekay and Teekay Tankers as a result of the acquisition by Teekay Tankers from Teekay of 13 conventional tankers, including effects on debt balances, liquidity and spot tanker market exposure;

•	potential newbuilding order cancellations;

•	the expected timing and costs of upgrades to any vessels;

•	the future valuation of goodwill;

•	our expectations as to any impairment of our vessels;

•	the adequacy of restricted cash deposits to fund capital lease obligations;

•	our ability to fulfill our debt obligations;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	declining market vessel values and the effect on our liquidity;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	our estimated restructuring charges and the amount and timing of expected cost savings associated with reorganization of our marine operations;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term contracts;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	our expectations regarding the cost and outcome of litigation and claims;

•	taxation of our company and of distributions to our stockholders;

•	the expected lifespans of our vessels;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our hedging activities relating to foreign currency exchange and interest rate risks;

•	the condition of financial and economic markets, including interest rate volatility and the availability and cost of capital;

•	the growth of global oil demand;

•	our expectation regarding uncertain tax positions;

•	our ability to competitively pursue new FPSO projects;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of us to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; the satisfaction of closing conditions for our acquisition from Sevan of the Voyageur Spirit FPSO unit and of Teekay Offshore’s subsequent acquisition from us of such unit, or of Teekay Offshore’s acquisition from Remora of the HiLoad DP unit; potential inability to realize anticipated benefits of restructurings; inherent uncertainties involving litigation and claims; conditions in the United States capital markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2011. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2012

PART I – FINANCIAL INFORMATION

ITEM 3 –	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following 9-12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at September 30, 2012, we had the following foreign currency forward contracts:

	Expected Maturity Date
	2012	2013	Total
	Contract amount	Contract amount	Contract amount	Fair value (1)
Norwegian Kroner:	$26.7	$33.9	$60.6	$1.6
Average contractual exchange rate (2)	5.88	5.93	5.91
British Pound:	$8.0	$17.6	$25.6	$0.6
Average contractual exchange rate (2)	0.63	0.64	0.63
Euro:	$8.8	$13.0	$21.8	($0.8)
Average contractual exchange rate (2)	0.73	0.76	0.75
Canadian Dollar:	$5.0	$9.2	$14.2	$0.3
Average contractual exchange rate (2)	1.00	1.01	1.01

(1)	Contract amounts and fair value amounts in millions of U.S. Dollars.
(2)	Average contractual exchange rate represents the contractual amount of foreign currency one U.S. Dollar will buy.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. As at September 30, 2012, we had Euro-denominated term loans of 261.4 million Euros ($336.2 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps and pursuant to these swaps we receive the principal amount in Norwegian Kroner (or NOK) on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in Norwegian Kroner based on NIBOR plus a margin for a payment of US Dollar fixed interest or US Dollar floating interest based on LIBOR plus a margin. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our Norwegian Kroner bonds due in 2013 and 2017. In addition, the cross currency swaps due in 2017 economically hedges the interest rate exposure on the Norwegian Kroner bonds due in 2017. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its Norwegian Kroner bonds due in 2013 and 2017. As at September 30, 2012, we were committed to the following cross currency swaps:

Notional Amount NOK	Notional Amount USD	Floating Rate Receivable		Floating Rate Payable		Fixed Rate Payable	Fair Value	Remaining Term (years)
		Reference Rate	Margin	Reference Rate	Margin
600,000	98,500	NIBOR	4.75%	LIBOR	5.04%	(1)	6,659	1.2
600,000	101,400	NIBOR	5.75%			7.49%	(50)	4.3
700,000	125,000	NIBOR	5.25%			6.88%	(7,104)	4.6

							(495)

(1)	LIBOR subsequently fixed at 1.1%, subject to a LIBOR rate receivable cap of 3.5%. Please read “Item 1 – Financial statements: Note 15 – Derivative Instruments and Hedging Activities.”

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our debt based on our outlook for interest rates and other factors.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at September 30, 2012, which are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Asset / (Liability)
	Balance of 2012	2013	2014	2015	2016	Thereafter	Total		Rate (1)
Long-Term Debt:
Variable Rate ($U.S.) (2)	146.3	542.3	1,043.1	228.2	249.3	1,546.7	3,755.9	(3,463.5)	1.7%
Variable Rate (Euro) (3)(4)	3.5	14.4	15.4	16.6	17.8	268.5	336.2	(302.5)	1.6%
Variable Rate (NOK) (4)(5)	—	104.8	—	—	—	227.1	331.9	(337.7)	7.4%

Fixed-Rate Debt ($U.S.)	11.2	44.3	44.3	44.3	44.3	611.2	799.6	(828.1)	7.1%
Average Interest Rate	5.2%	5.2%	5.2%	5.2%	5.2%	7.6%	7.1%

Capital Lease Obligations (6)
Fixed-Rate ($U.S.) (7)	2.6	70.3	31.7	4.4	4.5	54.6	168.1	(168.1)	7.4%
Average Interest Rate (8)	7.5%	9.1%	7.7%	5.4%	5.4%	5.5%	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6)(9)(10)	30.7	385.0	201.8	327.5	748.6	1,605.9	3,299.5	(577.6)	4.0%
Average Fixed Pay Rate (2)	3.3%	2.2%	3.8%	4.0%	2.8%	5.0%	4.0%
Contract Amount (Euro) (4)	3.4	14.4	15.4	16.6	17.8	268.6	336.2	(39.4)	3.1%
Average Fixed Pay Rate (3)	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of September 30, 2012, ranged from 0.3% to 4.0%. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.
(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on 1-month EURIBOR.
(4)	Euro-denominated and Norwegian Kroner-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2012.
(5)	Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with three cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at a rate of 7.49%, 6.88% and interest rate payments swapped from NIBOR plus a margin of 4.75% into LIBOR plus a margin of 5.04% and the transfer of principal fixed at $101.4 million, $125.0 million and $98.5 million upon maturity in exchange for NOK 600 million, NOK 700 million and NOK 600 million, respectively.
(6)	Under the terms of the capital leases for three LNG carriers (or the RasGas II LNG Carriers), (see “Item 18 – Financial Statements: Note 10 – Capital Lease Obligations and Restricted Cash” of our Annual Report on Form 20-F for the year ended December 31, 2012), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2012 totaled $475.7 million, and the lease obligations, which as at September 30, 2012 totaled $471.9 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2012, the contract amount, fair value and fixed interest rates of these interest rate swaps related to the RasGas II LNG Carriers capital lease obligations and restricted cash deposits were $415.3 million and $469.5 million, ($130.8) million and $171.8 million, and 4.9% and 4.8%, respectively.
(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligations, as applicable.
(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.
(9)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.
(10)	Includes an interest rate swap where the LIBOR rate receivable is capped at 3.5% on a notional amount of $98.5 million maturing in 2013.

TEEKAY CORPORATION AND SUBSIDIARIES

SEPTEMBER 30, 2012

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See “Part I Financial information. Item 1 Financial statements. Note 11(d) to the unaudited consolidated financial statements” included in this Report.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007; AND

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date:	December 17, 2012	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)